                                                                 EXHIBIT (a)(1)

                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF

                         THE ELDER-BEERMAN STORES CORP.
                                       AT
                              $8.00 NET PER SHARE
                                       BY

                            ELDER ACQUISITION CORP.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                            THE BON-TON STORES, INC.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
            TUESDAY, OCTOBER 21, 2003, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS BEING MADE IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER (THE "MERGER AGREEMENT"), DATED AS OF SEPTEMBER 15, 2003, AMONG THE ELDER-BEERMAN STORES CORP. (THE "COMPANY"), THE BON-TON STORES, INC. ("PARENT") AND ELDER ACQUISITION CORP., AN INDIRECT WHOLLY OWNED SUBSIDIARY OF PARENT ("PURCHASER"), WHICH PROVIDES FOR THE MERGER OF PURCHASER WITH AND INTO THE COMPANY (THE "MERGER").

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, NO PAR VALUE, WITH THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS (TOGETHER, THE "SHARES"), OF THE COMPANY, THAT, TOGETHER WITH THE SHARES THEN OWNED BY PARENT AND ITS SUBSIDIARIES (INCLUDING PURCHASER), REPRESENTS AT LEAST TWO-THIRDS OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS, AND (2) PARENT HAVING AVAILABLE TO IT PROCEEDS OF THE FINANCINGS CONTEMPLATED BY ITS EXISTING COMMITMENT LETTERS OR SUCH OTHER FINANCINGS THAT ARE SUFFICIENT, TOGETHER WITH CASH ON HAND, TO CONSUMMATE THE OFFER AND THE MERGER AND TO REFINANCE ALL DEBT OF THE COMPANY AND PARENT THAT IS OR COULD BE REQUIRED TO BE REPURCHASED OR BECOMES, OR COULD BE DECLARED, DUE AND PAYABLE AS A RESULT OF THE OFFER OR THE MERGER OR THE FINANCING THEREOF AND TO PAY ALL RELATED FEES AND EXPENSES.

    THE INDEPENDENT DIRECTORS OF THE COMPANY (WITH ONE DIRECTOR ABSENT) HAVE UNANIMOUSLY (1) DETERMINED THAT THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, (2) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND
(3) RECOMMENDED THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.
                            ------------------------

                                   IMPORTANT

    Any shareholder of the Company desiring to tender Shares in the Offer should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to American Stock Transfer & Trust Company, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in "The Offer -- Section 3" or
(2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. The associated preferred stock purchase rights are currently evidenced by the certificates representing the shares of common stock, and by tendering such shares, a shareholder will also tender the associated preferred stock purchase rights.

    Any shareholder who desires to tender Shares and whose certificates representing such Shares (or, if applicable, associated preferred stock purchase rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in "The Offer -- Section 3."

    Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.
                            ------------------------

                      The Dealer Manager for the Offer is:

                                 [LAZARD LOGO]
September 23, 2003

                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
SUMMARY TERM SHEET...............................................      i
INTRODUCTION.....................................................      1
THE OFFER........................................................      4
1.   Terms of the Offer..........................................      4
2.   Acceptance for Payment and Payment..........................      5
3.   Procedure for Tendering Shares..............................      6
4.   Withdrawal Rights...........................................      8
5.   Certain Tax Considerations..................................      9
6.   Price Range of Shares; Dividends............................      9
7.   Possible Effects of the Offer on the Market for the Shares;
     Stock Exchange Listing; Registration under the Exchange Act;
     Margin Regulations..........................................     10
8.   Certain Information Concerning the Company..................     11
9.   Certain Information Concerning Purchaser and Parent.........     17
10.  Source and Amount of Funds..................................     21
11.  Background of the Offer.....................................     24
12.  Purpose of the Offer; Plans for the Company; Statutory
     Requirements; Approval of the Merger; Dissenters' Rights....     26
13.  Description of Merger Agreement.............................     28
14.  Dividends and Distributions.................................     37
15.  Conditions of the Offer.....................................     37
16.  Certain Legal Matters; Regulatory Approvals.................     38
17.  Fees and Expenses...........................................     40
18.  Miscellaneous...............................................     40
SCHEDULE I.......................................................    I-1

                               SUMMARY TERM SHEET

     Elder Acquisition Corp., an indirect wholly owned subsidiary of The Bon-Ton Stores, Inc., is offering to purchase all outstanding shares of common stock, no par value, of The Elder-Beerman Stores Corp. (together with the associated preferred stock purchase rights) for $8.00 net per share in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are some of the questions you, as a shareholder of The Elder-Beerman Stores Corp., may have and answers to those questions. YOU SHOULD CAREFULLY READ THIS OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL IN THEIR ENTIRETY BECAUSE THE INFORMATION IN THIS SUMMARY TERM SHEET IS NOT COMPLETE AND ADDITIONAL IMPORTANT INFORMATION IS CONTAINED IN THE REMAINDER OF THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL.

WHO IS OFFERING TO BUY MY SECURITIES?

     Our name is Elder Acquisition Corp. We are an Ohio corporation formed for the purpose of making this tender offer for all of the common stock of The Elder-Beerman Stores Corp. and participating in the second step merger. We are an indirect wholly owned subsidiary of The Bon-Ton Stores, Inc., a Pennsylvania corporation. See "The Offer -- Section 9."

WHAT SECURITIES ARE YOU OFFERING TO PURCHASE?

     We are offering to purchase all of the outstanding common stock, no par value, and the associated preferred stock purchase rights, of The Elder-Beerman Stores Corp. We refer to one share of The Elder-Beerman Stores Corp. common stock, together with the associated stock purchase right, as a "share" or "Share." See "Introduction."

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SECURITIES AND WHAT IS THE FORM OF PAYMENT?

     We are offering to pay you $8.00 per share in cash without brokerage fees, commissions or, except in certain circumstances, transfer taxes. See "Introduction."

HOW DOES YOUR OFFER RELATE TO THE MERGER AGREEMENT BY AND AMONG THE ELDER-BEERMAN STORES CORP., WRIGHT HOLDINGS, INC. AND WRIGHT SUB, INC.?

     On June 26, 2003, The Elder-Beerman Stores Corp. announced that it had entered into a definitive merger agreement providing for the sale of the company to Wright Holdings, Inc., a company formed by Goldner Hawn Johnson & Morrison Incorporated. Following approval of our offer by the Elder-Beerman Board of Directors, the merger agreement with Wright Holdings, Inc. was terminated. There is no relationship between our offer and that terminated merger agreement. See "The Offer -- Section 11."

DO YOU HAVE THE FINANCIAL RESOURCES TO PAY FOR THE SHARES?

     In order to finance the purchase of all of the shares pursuant to our offer, refinance certain debt of The Bon-Ton Stores, Inc., The Elder-Beerman Stores Corp. and their respective subsidiaries, provide for working capital and pay fees and expenses related to the transactions, The Bon-Ton Stores, Inc. and Elder Acquisition Corp. will use a combination of cash on hand and new debt and equity financing. We have obtained commitment letters to provide such new debt financing from General Electric Capital Corporation and Bank One, NA and we have obtained a commitment letter to provide such new equity financing from Tim Grumbacher, the Chairman and Chief Executive Officer of The Bon-Ton Stores, Inc. Subject to certain conditions, including replacement of the securitization facilities of both The Bon-Ton Stores, Inc. and The Elder-Beerman Stores Corp. and the closing of the sale of common stock by The Bon-Ton Stores, Inc., General Electric Capital Corporation has agreed to provide funds to certain subsidiaries of The Bon-Ton Stores, Inc. and, after the closing of the proposed merger, The Elder-Beerman Stores Corp., in the form of up to three credit facilities providing for revolving and term loans in an aggregate amount of up to $325 million, as well as interim financing pending completion of the Merger. Bank One, NA has agreed to replace the securitization facilities of both The Bon-Ton Stores, Inc. and The Elder-Beerman Stores Corp. in an aggregate amount of up to $250 million. Mr. Grumbacher has agreed to purchase up to $7.5 million of newly issued shares of common stock of The Bon-Ton Stores, Inc. at fair market value. The Bon-Ton Stores, Inc. presently intends to sell newly issued shares of common stock with a value of approximately $6.5 million in connection with such equity financing. The commitments are subject to customary conditions, including, among other things, the preparation, execution and delivery of mutually acceptable documentation containing customary representations and warranties, covenants, mandatory prepayment provisions and events of default and termination. The Bon-Ton Stores, Inc. expects to repay amounts outstanding under the new debt financings out of cash from operations and the proceeds from other short- and long-term debt financings, although The Bon-Ton Stores, Inc. does not have any firm plans with respect to other capital raising transactions. We will need approximately $102.8 million to purchase all of the shares pursuant to the offer and to pay related fees and expenses. We will also need additional funds of approximately $7.4 million in connection with the cancellation, pursuant to the terms of the merger agreement, of options to acquire shares of common stock and deferred shares granted under the equity and performance incentive plan of The Elder-Beerman Stores Corp. As of August 2, 2003, The Bon-Ton Stores, Inc. had cash and cash equivalents and short-term investments in the amount of $14.8 million. See "The Offer -- Section 10."

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN YOUR OFFER?

     The financial condition of The Bon-Ton Stores, Inc. is relevant to any decision to tender shares because the offer is contingent upon our having received proceeds of the financings contemplated by its existing commitment letters or such other financings that are sufficient, together with cash on hand, to consummate our offer and the proposed merger and to refinance all debt of The Bon-Ton Stores, Inc. and The Elder-Beerman Stores Corp. that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of our offer or the proposed merger or the financing thereof and to pay all related fees and expenses. Although we have obtained commitment letters from financing sources, we cannot guarantee you that The Bon-Ton Stores, Inc. will be able to obtain the financings contemplated by its existing commitment letters or such other financings. You should consider all of the information concerning the financial condition of The Bon-Ton Stores, Inc. included or incorporated by reference into this Offer to Purchase before deciding to tender shares in our offer. See "The Offer -- Section 9."

WHAT DOES THE BOARD OF DIRECTORS OF THE ELDER-BEERMAN STORES CORP. THINK OF YOUR OFFER?

     The independent directors of The Elder-Beerman Stores Corp. (with one director absent) have unanimously (1) determined that the Merger Agreement, our offer and the proposed merger are advisable, fair to and in the best interests of The Elder-Beerman Stores Corp. and its shareholders, (2) approved the merger agreement, our offer and the proposed merger and (3) recommended that Elder-Beerman shareholders accept our offer and tender their shares pursuant to our offer. See "Introduction."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN YOUR OFFER?

     You have until the expiration date of our offer to tender. Our offer currently is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, October 21, 2003. We currently expect that our offer will be extended, if necessary, until the conditions to our offer are satisfied. If our offer is extended, we will issue a press release announcing the extension at or before 9:00 A.M. New York City time on the next business day after the date our offer was scheduled to expire. See "The Offer -- Section 1."

     We may elect to provide a "subsequent offering period" for our offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have accepted for purchase shares tendered during our offer, during which shareholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See "The Offer -- Section 1."

HOW WILL I BE NOTIFIED IF YOUR OFFER IS EXTENDED?

     If we decide to extend our offer, we will inform American Stock Transfer & Trust Company, the depositary for our offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date our offer was scheduled to expire. See "The Offer -- Section 1."

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO YOUR OFFER?

     Our offer is conditioned upon, among other things,

     - there being validly tendered and not withdrawn before the expiration of our offer a number of shares, that, together with the shares then owned by The Bon-Ton Stores, Inc. and its subsidiaries (including us), represents at least two-thirds of the total number of shares outstanding on a fully diluted basis,

     - The Bon-Ton Stores, Inc. having available to it proceeds of the financings contemplated by its existing commitment letters or such other financings that are sufficient, together with cash on hand, to consummate our offer and the proposed merger and to refinance all debt of The Bon-Ton Stores, Inc. and The Elder-Beerman Stores Corp. that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of our offer or the proposed merger or the financing thereof and to pay all related fees and expenses,

     - the expiration of the period during which the Ohio Division of Securities may suspend our offer pursuant to the Ohio Control Bid Law, without the occurrence of any such suspension (or if a suspension shall have occurred, it shall no longer be continuing), or The Bon-Ton Stores, Inc. being satisfied, in its reasonable discretion, that the Ohio Control Bid Law is invalid or inapplicable to the acquisition of the shares as described herein, and

     - the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See "Introduction" and "The Offer -- Section 15."

HOW DO I TENDER MY SHARES?

     To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to American Stock Transfer & Trust Company, the depositary for our offer, not later than the time our offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of our offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three Nasdaq National Market trading days. However, the depositary must receive the missing items within that three trading day period. See "The Offer -- Section 3."

UNTIL WHAT TIME CAN I WITHDRAW TENDERED SHARES?

     You can withdraw tendered shares at any time until our offer has expired, and, if we have not by Saturday, November 22, 2003, agreed to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. You may not, however, withdraw shares tendered during a subsequent offering period, if one is included. See "The Offer -- Section 4."

HOW DO I WITHDRAW TENDERED SHARES?

     To withdraw tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to American Stock Transfer & Trust Company while you have the right to withdraw the shares. See "The Offer -- Section 4."

WHEN AND HOW WILL I BE PAID FOR MY TENDERED SHARES?

     Subject to the terms and conditions of our offer, we will pay for all validly tendered and not withdrawn shares promptly after the later of the date of expiration of our offer and the satisfaction or waiver of the conditions to our offer set forth in "The Offer -- Section 15" relating to governmental or regulatory approvals. We do, however, reserve the right, in our sole discretion and subject to applicable law, to delay payment for shares until satisfaction of all conditions to our offer relating to governmental or regulatory approvals. See "The Offer -- Section 2."

     We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with American Stock Transfer & Trust Company, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by American Stock Transfer & Trust Company of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in "The Offer -- Section 3"), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares. See "The Offer -- Section 2."

WILL YOUR OFFER BE FOLLOWED BY A MERGER IF ALL SHARES OF THE ELDER-BEERMAN STORES CORP. ARE NOT TENDERED IN YOUR OFFER?

     If we accept for payment and pay for at least two-thirds of the outstanding shares on a fully diluted basis, we will be merged with and into The Elder-Beerman Stores Corp. If that merger takes place, The Bon-Ton Stores, Inc. will indirectly own all of the shares and all remaining shareholders (other than us, The Bon-Ton Stores, Inc. and shareholders properly exercising their dissenters' rights) will receive the price per share paid in our offer. See "The Offer -- Section 12."

IF TWO-THIRDS OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WILL THE ELDER-BEERMAN STORES CORP. CONTINUE AS A PUBLIC COMPANY?

     No. If the merger with us takes place, The Elder-Beerman Stores Corp. will no longer be publicly owned. Even if the merger does not take place, if we purchase all the tendered shares, there may be so few remaining shareholders and publicly held shares that the shares will no longer be eligible to be traded on a securities exchange or quoted on Nasdaq, there may not be a public trading market for the shares, and The Elder-Beerman Stores Corp. may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See "The Offer -- Section 7."

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If our offer is successful, we will conclude a merger transaction in which all shares of The Elder-Beerman Stores Corp. will be exchanged for an amount in cash per share equal to the price per share paid in the offer. If the proposed merger takes place, shareholders who do not tender in our offer (other than those properly exercising their dissenters' rights) will receive the same amount of cash per share that they would have received had they tendered their shares in our offer. Therefore, if such merger takes place, other than for shareholders who exercise their dissenters' rights, the only difference between tendering and not tendering shares in our offer is that tendering shareholders will be paid earlier. If, however, the merger does not take place and our offer is consummated, the number of shareholders and of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for the shares, which may affect prices at which the shares trade. Also, as described above, The Elder-Beerman Stores Corp. may cease making filings with the Securities and Exchange

Commission or being required to comply with the SEC rules relating to publicly held companies. See "The Offer -- Section 7."

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On May 12, 2003, the day on which two competing proposals to acquire The Elder-Beerman Stores Corp. were considered by it prior to entering into an agreement to engage in exclusive discussions with one of the bidders, the last reported price on the Nasdaq National Market was $3.08 per share. On July 28, 2003, the last full trading day before the announcement of our intention to pursue a business combination with The Elder-Beerman Stores Corp., the last reported sales price reported on the Nasdaq National Market was $6.02 per share. On September 19, 2003, the last full trading day before we printed this offer to purchase, the last reported sales price on the Nasdaq National Market was $7.98 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN YOUR OFFER?

     In general, your sale of shares pursuant to our offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in our offer in light of your particular circumstances. See "The Offer -- Section 5."

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT YOUR OFFER?

     You can call Innisfree M&A Incorporated, the information agent for our offer, at the toll free number 888-750-5834 (banks and brokers call collect at 212-750-5833) or Lazard Freres & Co. LLC, the dealer manager for our offer, at 212-632-6717 (call collect). See the back cover of this Offer to Purchase.

To the Shareholders of The Elder-Beerman Stores Corp.:

                                  INTRODUCTION

     We, Elder Acquisition Corp. ("we," "us" or "Purchaser"), an Ohio corporation and an indirect wholly owned subsidiary of The Bon-Ton Stores, Inc., a Pennsylvania corporation ("Parent"), are offering to purchase all outstanding shares of common stock (the "Common Stock"), no par value, of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"), and the associated stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of December 30, 1997 and amended as of November 11, 1998, June 25, 2003 and September 15, 2003, between The Elder-Beerman Stores Corp. and Norwest Bank Minnesota, N.A. as Rights Agent (the "Rights Agreement"), for $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     Shareholders who have Shares registered in their own names and tender directly to American Stock Transfer & Trust Company, the depositary for the Offer (the "Depositary"), will not have to pay brokerage fees or commissions. Shareholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, shareholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Lazard Freres & Co. LLC (the "Dealer Manager"), the Depositary and Innisfree M&A Incorporated (the "Information Agent") incurred in connection with the Offer. See "The Offer -- Section 17."

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE FOLLOWING:

     - THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION DATE (AS DEFINED BELOW) A NUMBER OF SHARES, THAT, TOGETHER WITH THE SHARES THEN OWNED BY PARENT AND ITS SUBSIDIARIES (INCLUDING US), REPRESENTS AT LEAST TWO-THIRDS OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS (THE "MINIMUM TENDER CONDITION"),

     - PARENT HAVING AVAILABLE TO IT PROCEEDS OF THE FINANCINGS CONTEMPLATED BY ITS EXISTING COMMITMENT LETTERS OR SUCH OTHER FINANCINGS THAT ARE SUFFICIENT, TOGETHER WITH CASH ON HAND, TO CONSUMMATE THE OFFER AND THE MERGER (AS DEFINED BELOW) AND TO REFINANCE ALL DEBT OF THE COMPANY AND PARENT THAT IS OR COULD BE REQUIRED TO BE REPURCHASED OR BECOMES, OR COULD BE DECLARED, DUE AND PAYABLE AS A RESULT OF THE OFFER OR THE MERGER OR THE FINANCING THEREOF AND TO PAY ALL RELATED FEES AND EXPENSES (THE "FINANCING CONDITION"),

     - THE EXPIRATION OF THE PERIOD OF TIME DURING WHICH THE OHIO DIVISION OF SECURITIES MAY SUSPEND THE OFFER PURSUANT TO SECTIONS 1707.01, 1707.041 AND 1707.042 OF THE OHIO REVISED CODE (THE "OHIO CONTROL BID LAW"), WITHOUT THE OCCURRENCE OF ANY SUCH SUSPENSION (OR IF A SUSPENSION SHALL HAVE OCCURRED, IT SHALL NO LONGER BE CONTINUING), OR PARENT BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE OHIO CONTROL BID LAW IS INVALID OR INAPPLICABLE TO THE ACQUISITION OF THE SHARES AS DESCRIBED HEREIN (THE "CONTROL BID CONDITION"), AND

     - THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR CONDITION"). SEE "THE OFFER -- SECTION 15."

     For purposes of the Offer, the term on a "fully diluted basis" means the number of Shares then issued and outstanding plus the number of Shares that the Company may be required to issue as of such date pursuant to options, warrants, rights, convertible or exchangeable securities or similar obligations then outstanding, whether or not then vested or exercisable, including, without limitation, Shares that the Company may be required to issue pursuant to Company options, whether or not vested or exercisable, and the number of deferred shares granted under the Company's equity and performance incentive plan then outstanding, whether or not then subject to any deferral limitations,

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 15, 2003 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of the Shares pursuant to the Offer and the satisfaction, or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Ohio General Corporation Law (the "Ohio Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result, the Company will continue as the surviving corporation and will become an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or any subsidiary of Parent and other than Shares held by shareholders who shall have demanded and perfected dissenters' rights under the Ohio Law, if any) shall be converted automatically into the right to receive $8.00 in cash, or any higher price that may be paid per Share in the Offer, without interest. Shareholders who demand and fully perfect dissenters' rights under the Ohio Law will be entitled to receive, in connection with the Merger, payments for the fair cash value of their Shares as determined pursuant to the procedures prescribed by the Ohio Law. See "The Offer -- Section 12." The Merger Agreement is described in "The Offer -- Section 13."

     The Merger Agreement provides that promptly upon the date that Shares are first accepted for purchase by Purchaser pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company's Board of Directors (the "Company Board") as shall give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares then beneficially owned by Purchaser and Parent following such purchase bears to the total number of Shares then outstanding, provided that prior to the Effective Time, four of the current members of the Company Board, including the current Chief Executive Officer of the Company and three members of the Company Board who are not employed by the Company and who are not affiliates, associates or employees of Parent or Purchaser shall continue to serve as directors. Such four members are referred to in this Offer to Purchase as the post-Offer independent directors. In the Merger Agreement, the Company has agreed, at such time, to use its reasonable best efforts to cause Purchaser's designees to be elected as directors of the Company.

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the consummation of the Offer, and, if necessary, the approval and adoption of the Merger Agreement by the requisite vote of the shareholders of the Company. For a more detailed description of the conditions to the Merger, please see "The Offer -- Section 13." Under the Ohio Law, the affirmative vote of the holders of at least two-thirds of the outstanding Shares is required to approve and adopt the Merger Agreement. Consequently, if Purchaser acquires (pursuant to the Offer or otherwise) at least two-thirds of the outstanding Shares, then Purchaser will have sufficient voting power to approve and adopt the Merger Agreement without the affirmative vote of any other shareholder. In addition, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to approve the Merger without a vote of the Company's shareholders. If we do not acquire at least 90% of the outstanding Shares, we will have to seek approval of the Merger by the Company's shareholders. See "The Offer -- Section 12."

     THE INDEPENDENT DIRECTORS OF THE COMPANY (WITH ONE DIRECTOR ABSENT) UNANIMOUSLY (1) DETERMINED THAT THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, (2) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND
(3) RECOMMENDED THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     On September 15, 2003, RBC Dain Rauscher Inc. ("RBC"), a member company of RBC Capital Markets, as financial advisor to the Company in connection with the Offer and the Merger, delivered its written opinion to the Company Board that, as of that date and subject to the assumptions, qualifications and limitations set forth in its opinion, the $8.00 per share cash consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to them. The full text of the written opinion of RBC is contained in the Company's Solicitation/Recommendation Statement on Schedule l4D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC"), and which is being mailed to you concurrently herewith. The summary of that opinion which is located in the section of the Schedule 14D-9 entitled "Opinion of Financial Advisor" is qualified by reference to the full text of that opinion, which you are urged to read carefully in its entirety. The opinion does not constitute a recommendation as to whether you should tender any of your Shares into the Offer.

     The Company has advised Purchaser that as of September 15, 2003, there were outstanding 11,585,457 Shares, an aggregate of 1,722,097 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding employee stock options and an aggregate of 57,643 deferred shares granted under the Company's equity and performance incentive plan were outstanding. Parent and Purchaser beneficially own 100 Shares representing a negligible percentage of the outstanding Shares. Accordingly, upon the purchase of at least 8,910,032 Shares pursuant to the Offer, Parent will have beneficial ownership of Shares representing approximately two-thirds of the total voting power of all shares of capital stock of the Company on a fully diluted basis.

     The Company has historically not paid cash dividends on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                                   THE OFFER

     1. Terms of the Offer. Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered before the Expiration Date and not withdrawn. "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, October 21, 2003, unless extended, in which event "Expiration Date" means the latest time and date at which the Offer, as so extended, shall expire.

     The Offer is subject to the conditions set forth under "The
Offer -- Section 15." Subject to the applicable rules and regulations of the SEC and subject to the terms and conditions of the Merger Agreement (which provides that the Minimum Tender Condition may not be waived without the prior consent of the Company), Purchaser expressly reserves the right to waive any such conditions in whole or in part, in its sole discretion, and also expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that Purchaser may not decrease the price per Share payable in the Offer, reduce the maximum number of Shares to be purchased in the Offer, change the form of consideration payable in the Offer, add to or change the conditions to the Offer as set forth in "The Offer -- Section 15," waive the Minimum Tender Condition, or modify or amend any other condition to the Offer in any manner that is materially adverse to the holders of Shares.

     The Merger Agreement provides that Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled Expiration Date in increments of not more than 10 business days each, if at the then scheduled Expiration Date any of the conditions to Purchaser's obligation to purchase Shares are not satisfied, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, or the staff thereof, applicable to the Offer, or (iii) make available a subsequent offering period as set forth in this Offer to Purchase. In addition, the Merger Agreement provides that if the conditions to the Offer are not satisfied or, to the extent permitted by the Merger Agreement, waived by Parent or Purchaser as of the date that the Offer would otherwise have expired, then, except to the extent that such conditions are incapable of being satisfied, at the request of the Company, Purchaser will extend the Offer from time to time until the earlier of October 31, 2003 or the consummation of the Offer. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and, except if a Subsequent Offering Period (as defined below) is commenced, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. See "The Offer -- Section 4." Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended. Any extension of the Offer may be effected by Purchaser giving oral or written notice of such extension to the Depositary.

     If we increase the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. "Business day" means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in "The Offer -- Section 4." Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

     Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

     After the expiration of the Offer, we may, but are not obligated to, include a subsequent offering period of between three and 20 business days to permit additional tenders of Shares (a "Subsequent Offering Period"). Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we may include a Subsequent Offering Period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by us on or before the Expiration Date, (iii) we accept and promptly pay for all securities validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period, (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period and (vi) we offer the same form and amount of consideration to shareholders in both the initial and the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to shareholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is included.

     We do not currently intend to include a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

     The Company has provided Purchaser with the Company's shareholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for purposes of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the satisfaction or waiver of all conditions set forth in "The Offer -- Section 15" relating to governmental or regulatory approvals. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer relating to governmental or regulatory approvals. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "The Offer -- Section 15." If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

     We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in "The Offer -- Section 3")) and, if the Distribution Date (as defined below) occurs, certificates for Rights (or a confirmation of book-entry transfer, if available, of such Rights into the Depositary's account at the Book-Entry Transfer Facility), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see "The
Offer -- Section 3." Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times. UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

     We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

     3.  Procedure for Tendering Shares.

     Valid Tender of Shares. To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares (including, if the Distribution Date occurs, certificates for the Rights) to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent's Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

     THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT YOUR OPTION AND RISK, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IN TIME TO BE RECEIVED ON OR PRIOR TO THE EXPIRATION DATE.

     The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the "Book-Entry Transfer Facility") within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility.

However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other "eligible guarantor institution" (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an "Eligible Institution"), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

     - such tender is made by or through an Eligible Institution;

     - a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

     - the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent's Message and any other required documents, are received by the Depositary within three Nasdaq National Market ("Nasdaq") trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     Backup Withholding. Under the U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status before receipt of any payment.

     Appointment of Proxy. By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us. All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such

Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's shareholders. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders).

     THE FOREGOING PROXIES ARE EFFECTIVE ONLY UPON ACCEPTANCE FOR PAYMENT OF SHARES PURSUANT TO THE OFFER. THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES, ABSENT A PURCHASE OF SHARES, FOR ANY MEETING OF THE COMPANY'S SHAREHOLDERS.

     Determination of Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

     4. Withdrawal Rights. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after Saturday, November 22, 2003, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

     For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by again following one of the procedures described in "The Offer -- Section 3" at any time before the Expiration Date.

     If we include a Subsequent Offering Period (as described in more detail in "The Offer -- Section 1") following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

     We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

     5. Certain Tax Considerations. The U.S. federal income tax discussion set forth below is included for general information only and is based upon present law. Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the Offer, including the effects of applicable state, local and other tax laws. THE FOLLOWING DISCUSSION MAY NOT APPLY TO CERTAIN SHAREHOLDERS. FOR EXAMPLE, THE FOLLOWING DISCUSSION MAY NOT APPLY TO YOU IF YOU ACQUIRED YOUR SHARES PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHER COMPENSATION ARRANGEMENTS WITH THE COMPANY, YOU ARE NOT A CITIZEN OR RESIDENT OF THE UNITED STATES OR YOU ARE OTHERWISE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

     Your sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you tender Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the tax basis of your Shares and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if you hold the Shares as capital assets and will be long-term gain or loss if your holding period for the Shares is more than one year as of the date of the sale of such Shares.

     A shareholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See "The Offer -- Section 3 -- Backup Withholding."

     6. Price Range of Shares; Dividends. The Shares are listed and principally traded on Nasdaq under the symbol EBSC. The following table sets forth for the Company's fiscal periods indicated the high and low sales prices per Share on Nasdaq as reported in published financial sources:

                                                              HIGH     LOW
                                                              -----   -----
2001
  Second Quarter............................................  $4.00   $2.86
  Third Quarter.............................................   4.38    2.75
  Fourth Quarter............................................   3.30    2.56
2002
  First Quarter.............................................   3.73    1.54
  Second Quarter............................................   3.57    2.08
  Third Quarter.............................................   3.00    1.75
  Fourth Quarter............................................   3.00    1.02
2003
  First Quarter.............................................   3.24    1.95
  Second Quarter............................................   6.84    2.70
  Third Quarter (through Sept. 19, 2003)....................   8.11    6.45

     On May 12, 2003, the day on which two competing proposals to acquire the Company were considered by it prior to entering into an agreement to engage in exclusive discussions with one of the bidders, the last reported price on Nasdaq was $3.08 per share. On July 28, 2003, the last full trading day before the announcement of our intention to commence the Offer, the last reported sales price of the Common Stock reported on Nasdaq was $6.02 per share. On September 15, 2003, the last full trading day before the Merger Agreement was executed, the last reported sales price on Nasdaq was $8.11 per share. On September 19, 2003, the last full trading day before we printed this Offer to Purchase, the last reported sales price on Nasdaq was $7.98 per share. PLEASE OBTAIN A RECENT QUOTATION FOR YOUR SHARES PRIOR TO DECIDING WHETHER OR NOT TO TENDER.

     The Company has never paid a cash dividend on the Shares. Pursuant to the Merger Agreement, the Company is not permitted to declare, set aside or pay any dividend or distribution on any Shares, or redeem or otherwise acquire any shares of capital stock of the Company, without the consent of Parent. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to our acquisition of the entire equity interest in the Company.

     7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

     Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, shareholders not tendering their Shares in the Offer (other than those properly exercising their dissenters' rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, other than for shareholders who properly exercise their dissenters' rights, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of shareholders and of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by shareholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

     Nasdaq Quotations. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in Nasdaq. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in Nasdaq, the market for the Shares could be adversely affected. According to Nasdaq's published guidelines, the Shares would not meet the criteria for continued inclusion in Nasdaq if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on Nasdaq will be discontinued. In the event the Shares were no longer quoted on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

     Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a shareholders' meeting and the related requirement to furnish an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or Nasdaq reporting. The Merger Agreement provides that the Company, Parent and Purchaser shall cooperate with each other in taking all actions necessary to delist the Shares from Nasdaq and terminate registration under the Exchange Act so that such delisting and termination shall be effective after the expiration of the Offer or the effective time of the Merger, as appropriate.

     Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

     8. Certain Information Concerning the Company. Except as otherwise set forth in this Offer to Purchase, all of the information concerning the Company contained in this Offer to Purchase has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. None of Parent, Purchaser, the Dealer Manager, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Parent, Purchaser, the Dealer Manager, the Information Agent or the Depositary.

     According to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2003 (the "Company 10-K"), the Company is incorporated in the State of Ohio and has been operating department stores since 1847. The principal executive offices of the Company are located at 3155 El-Bee Road, Dayton, Ohio 45439 and its telephone number at that address is (937) 296-2700. According to the Company 10-K, the Company operates department stores that sell a wide range of moderate to better branded merchandise, including women's, men's and children's apparel and accessories, cosmetics, home furnishings, and other consumer goods. In addition, the Company operates a credit card program through its wholly owned subsidiary, The El-Bee Chargit Corp. As of the end of its 2002 fiscal year, the Company operated 66 department stores and two furniture stores, principally in smaller to midsize Midwestern markets in Ohio, West Virginia, Indiana, Illinois, Michigan, Wisconsin, Kentucky and Pennsylvania.

     Preferred Stock Purchase Rights. The description of the Rights and the Rights Agreement as set forth in the Company's Form 8-A filed with the SEC on November 17, 1998 (the "Form 8-A") is incorporated herein by reference. The description of the Rights and the Rights Agreement is qualified in its entirety by reference to the Rights Agreement filed as an exhibit to the Form 8-A, as amended by Amendment No. 1 to the Rights Agreement dated November 11, 1998 and filed as an exhibit to the Form 8-A, Amendment No. 2 to the Rights Agreement dated June 25, 2003 and Amendment No. 3 to the Rights Agreement dated September 15, 2003, each of Amendment Nos. 2 and 3 filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2003.

     In the Merger Agreement, the Company has represented to Parent and Purchaser that the Company has taken all necessary actions so that neither the Rights nor the Rights Agreement will be applicable to the Offer, the Merger or the Merger Agreement.

     Unless the Company Board redeems the Rights, Company shareholders will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in
Section 3. Unless the "Distribution Date" under the Rights Agreement occurs, a tender of Common Stock will also constitute a tender of the Rights.

     Certain Financial Forecasts. Prior to entering into the Merger Agreement, Parent reviewed certain financial forecasts of the Company's future operating performance from publicly available documents on file with the SEC. Such financial forecasts are set forth below.

     The financial forecasts were prepared by the Company independently and were (except for certain information relating the fiscal year ending February 1, 2004) originally included in the Company's revised preliminary proxy materials filed with the SEC on August 29, 2003 and in Exhibit (c)(4) to the Schedule 13E-3 filed by the Company with the SEC on August 29, 2003. The financial forecasts for the fiscal year ending February 1, 2004, were revised by the Company after August 29, 2003 and provided to RBC prior to the delivery by RBC of its opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Company's shareholders. Neither Parent or Purchaser nor Parent's certified public accountants or other representatives participated in any way with the preparation of the financial forecasts. The financial forecasts are included herein solely for the purpose of giving the Company's shareholders access to information that was provided to RBC, the Company's financial adviser, in connection with the rendering of its opinion, and/or made available to us and other bidders for the Company, but was not previously sent to shareholders (although the information is publicly available).

     Neither we nor the Company as a matter of policy make public forecasts or projections of future performance or earnings. However, the Company's management prepared the historical financial information and financial forecasts for the Company's fiscal years ended February 1, 2000 through February 1, 2008 ("Financial Forecasts") set forth below in good faith and in the ordinary course of the Company's business for use by the Company's management in the Company's business. The Financial Forecasts were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or generally accepted accounting principles. The Company's certified public accountants have not examined or compiled the Financial Forecasts or expressed any conclusion or provided any form of assurance with respect to the Financial Forecasts and, accordingly, assume no responsibility for them.

     The Financial Forecasts, with respect to fiscal years 2003 through 2008, are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. They are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the Financial Forecasts, as described below, are based upon a variety of estimates and hypothetical assumptions made by the Company's management including those described below. Some or all of the assumptions may not be realized, and they are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company or us. Accordingly, there can be no assurance that the assumptions made in preparing the Financial Forecasts will prove accurate, and actual results may materially differ. In addition, the Financial Forecasts do not take into account any of the transactions contemplated by the Merger Agreement, including the Offer, the Merger and related financing, which may also cause actual results to differ materially.

     For these reasons, as well as the bases and assumptions on which the Financial Forecasts were compiled, the inclusion of the Financial Forecasts in this Offer to Purchase should not be regarded as an indication that the Financial Forecasts will be an accurate prediction of future events, and they should not be relied on as such. No one has made, or makes, any representation to any shareholder regarding the information contained in the Financial Forecasts and, except as required by applicable securities laws, neither we nor the Company intends to update or otherwise revise the Financial Forecasts to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.

     The Financial Forecasts set forth below include EBIT and EBITDA. "EBIT" is defined as net income (loss) before income tax expense (benefit) and interest expense. "EBITDA" is defined as net income (loss) before income tax expense (benefit), interest expense, depreciation and amortization. Each of EBIT and EBITDA is a non-GAAP measure and should not be considered an alternative to any other measure of performance presented in accordance with GAAP. You should not consider EBIT or EBITDA in isolation from, or as a substitute for, net income
(loss), cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. Each of EBIT and EBITDA is presented in the Financial Forecasts because management of the Company believes that it could be useful for investors in assessing projected operating performance and projected performance relative to financial obligations. Additionally, each of EBIT and EBITDA is a measure commonly used by financial analysts because of its usefulness in evaluating operating performance. Neither EBIT nor EBITDA, as used by the Company, is necessarily comparable with similarly titled measures of other companies, including Parent, because all companies do not calculate EBIT and EBITDA in the same fashion.

                       ADJUSTED HISTORICAL RESULTS(1)           COMPANY MANAGEMENT FORECAST(1)(2)(3)
                             FISCAL YEAR ENDED,                          FISCAL YEAR ENDED,
                       ------------------------------   ----------------------------------------------------
                        2/3/01     2/2/02     2/1/03     2/1/04     2/1/05     2/1/06     2/1/07     2/1/08
                       --------   --------   --------   --------   --------   --------   --------   --------
                                              (IN THOUSANDS, UNLESS OTHERWISE NOTED)
SUMMARY DATA
Number of Stores
  (ending)...........        64         68         68         69         72         74         77         80
Comparable store
  sales growth.......      (0.8%)     (3.5%)     (2.4%)     (1.3)%       --        1.0%       1.0%       1.0%
Sales per square
  foot(4)............  $    123   $    119   $    117   $    117   $    120   $    122   $    124   $    126
INCOME STATEMENT
Revenue..............  $675,209   $661,170   $657,667   $646,929   $678,166   $705,491   $733,648   $766,663
  % Growth...........                 (2.1%)     (0.5%)     (1.6)%      4.8%       4.0%       4.0%       4.5%
EBITDA...............  $ 41,361   $ 39,019   $ 40,235   $ 40,690   $ 42,097   $ 46,206   $ 47,755   $ 50,276
  % Margin...........       6.1%       5.9%       6.1%       6.3%       6.2%       6.5%       6.5%       6.6%
EBIT.................  $ 26,121   $ 20,279   $ 21,080   $ 22,125   $ 24,319   $ 28,201   $ 31,088   $ 32,942
  % Margin...........       3.9%       3.1%       3.2%       3.4%       3.6%       4.0%       4.2%       4.3%
Net income...........  $  7,227   $  3,819   $  5,242   $  6,452   $  9,950   $ 12,197   $ 13,422   $ 14,062
  % Margin...........       1.1%       0.6%       0.8%       1.0%       1.5%       1.7%       1.8%       1.8%
BALANCE SHEET
Cash and cash
  equivalents........  $  7,678   $  7,142   $  9,735   $  7,500   $  7,575   $  7,550   $  7,650   $  7,625
Net debt.............  $159,263   $146,878   $110,848   $ 94,500   $ 78,325   $ 65,150   $ 49,350   $ 38,675
Shareholders'
  equity.............  $222,000   $217,210   $206,700   $215,600   $225,600   $237,800   $251,200   $265,300
RATIOS(5)
Inventory turnover...       2.7x       2.8x       3.0x       3.1x       3.3x       3.4x       3.4x       3.4x
Accounts receivable
  days...............      74.4       72.6       70.7       71.5       69.3       69.0       69.1       68.9
Accounts payable
  days...............      29.9       30.7       33.9       33.7       30.8       30.1       30.1       30.0
Net debt/net
  capitalization.....      41.8%      40.3%      34.9%      30.5%      25.8%      21.5%      16.4%      12.7%
EBITDA/interest
  expense............       3.0x       2.7x       3.3x       3.5x       5.5x       5.5x       5.3x       5.1x
Total debt/EBITDA....       4.0x       3.9x       3.0x       2.5x       2.0x       1.6x       1.2x       0.9x

---------------

(1) Adjusted for special items.

(2) The following are the principal assumptions used in the Company management forecasts:

        New Stores

        - New stores are added as follows: 2 in 2003, 3 in 2004, 2 in 2005 and 3 each in 2006 and 2007.

        - All new stores are assumed to be 55,000 gross square feet. New store capital expenditures is assumed at $2 million per store.

        Store Remodels

        - None

        Sales

        - Existing comparable store sales are projected to be flat in 2003 and then grow 1% annually thereafter; reflecting better execution of merchandising and marketing initiatives.

        Gross Margin/Costs of Goods Sold

        - Gross Margin rate rises from 35.0% in 2002 to 35.4% in 2005 due to the impact of private label program and assortment planning package/tools.

        Selling, General and Administrative

        - Payroll inflation assumed at 2.5% annually, except selling payroll which is held at a constant percent to sales.

        - Inflation on non-payroll costs subject to inflation is assumed at 2.0%.

        Interest

        - Short term interest rates are assumed to rise 100 basis points each in 2004 and 2005, and 50 basis points per year thereafter, largely impacting securitization borrowing rates.

        - The $92 million swap contract is completely unwound in the first quarter of 2004. Interest rate protection is replaced with caps in the second quarter of 2004.

        - Similarly, structured asset-backed credit facilities are assumed to replace the existing facilities in the middle of 2004.

        Other

        - $8 million of other capital expenditure is provided annually for maintenance and enhancement projects.

(3) Certain of the information presented above reflects non-GAAP financial information. Set forth below is a reconciliation of the non-GAAP information to the appropriate GAAP financial measures. (In thousands)

                                                            FISCAL YEAR ENDED,
                           -------------------------------------------------------------------------------------
                            2/3/01     2/2/02     2/1/03     2/1/04     2/1/05     2/1/06     2/1/07     2/1/08
                           --------   --------   --------   --------   --------   --------   --------   --------
Revenue as presented.....  $675,209   $661,170   $657,667   $646,929   $678,166   $705,491   $733,648   $766,663
Reconciliation to GAAP:
  Add financing
    revenue..............    28,162     27,273     27,570     27,575     28,459     29,605     30,787     32,172
  Add other revenue......     3,304      3,191      3,200      3,055      3,055      3,055      3,055      3,055
  Less leased department
    sales................   (19,045)   (18,118)   (17,819)   (16,846)   (16,846)   (16,846)   (16,846)   (16,846)
                           --------   --------   --------   --------   --------   --------   --------   --------
Total revenue in
  accordance with GAAP...  $687,630   $673,516   $670,618   $660,713   $692,834   $721,305   $750,644   $785,044
                           ========   ========   ========   ========   ========   ========   ========   ========
EBITDA as presented......  $ 41,361   $ 39,019   $ 40,235   $ 40,690   $ 42,097   $ 46,206   $ 47,755   $ 50,276
Elimination of special
  items, before tax:
Strategic plan
  implementation costs...   (15,903)
Store closing costs......    (6,059)               (1,039)
Recapture of lost buying
  group investment.......       695        617
Store pre-opening costs
  and other..............      (855)       100       (662)      (750)    (1,100)      (700)    (1,100)    (1,100)
CEO retirement and
  search.................               (3,259)
Write-off note receivable
  from Shoebilee.........               (4,327)
Severance and related
  costs..................                          (1,587)
Asset impairment.........                          (1,037)
Charge for terminating
  defined benefit plan...                          (3,591)
Life insurance
  proceeds...............                             272
Sale of non-core
  assets.................                             557

                                                            FISCAL YEAR ENDED,
                           -------------------------------------------------------------------------------------
                            2/3/01     2/2/02     2/1/03     2/1/04     2/1/05     2/1/06     2/1/07     2/1/08
                           --------   --------   --------   --------   --------   --------   --------   --------
Earnings before income
  tax, depreciation,
  amortization,
  discontinued operations
  and changes in
  accounting principles
  in accordance with
  GAAP...................  $ 19,239   $ 32,150   $ 33,148   $ 39,940   $ 40,997   $ 45,506   $ 46,655   $ 49,176
                           ========   ========   ========   ========   ========   ========   ========   ========
EBIT as presented........  $ 26,121   $ 20,279   $ 21,080   $ 22,125   $ 24,319   $ 28,201   $ 31,088   $ 32,942
Elimination of special
  items, before tax:
  Strategic plan
    implementation
    costs................   (15,903)
  Store closing costs....    (6,059)               (1,039)
  Recapture of lost
    buying group
    investment...........       695        617
  Store pre-opening costs
    and other............      (855)       100       (662)      (750)    (1,100)      (700)    (1,100)    (1,100)
  Amortization of loan
    fees.................      (960)      (838)      (928)    (1,000)    (1,000)    (1,000)    (1,000)    (1,000)
  CEO retirement and
    search...............               (3,259)
  Write-off note
    receivable from
    Shoebilee............               (4,327)
  Severance and related
    costs................                          (1,587)
  Asset impairment.......                          (1,037)
  Charge for terminating
    defined benefit
    plan.................                          (3,591)
  Life insurance
    proceeds.............                             272
  Sale of non-core
    assets...............                             557
                           --------   --------   --------   --------   --------   --------   --------   --------
Total special items......   (23,082)    (7,707)    (8,015)    (1,750)    (2,100)    (1,700)    (2,100)    (2,100)
Interest expense before
  tax....................   (13,014)   (13,574)   (11,299)   (10,804)    (6,674)    (7,443)    (8,016)    (8,871)
Earnings (Loss) before
  income tax provision
  (benefit), discontinued
  operations, and
  cumulative changes in
  accounting principles
  in accordance with
  GAAP...................  $ (9,975)  $ (1,002)  $  1,766   $  9,571   $ 15,545   $ 19,058   $ 20,972   $ 21,971
                           ========   ========   ========   ========   ========   ========   ========   ========
Net income as
  presented..............  $  7,227   $  3,819   $  5,242   $  6,452   $  9,950   $ 12,197   $ 13,422   $ 14,062
Elimination of special
  items, net of tax:
  Equalize effective tax
    rate.................  $   (440)  $   (279)  $   (185)
  Strategic plan
    implementation
    costs................   (10,178)
  Store closing costs....    (3,878)                 (665)
  Recapture of lost
    buying group
    investment...........       445        395
  Gain on discontinued
    operation disposal...        89
  CEO retirement and
    search...............               (2,086)
  Write-off note
    receivable from
    Shoebilee............               (2,769)
  Severance and related
    costs................                          (1,016)
  Asset impairment.......                            (663)

                                                            FISCAL YEAR ENDED,
                           -------------------------------------------------------------------------------------
                            2/3/01     2/2/02     2/1/03     2/1/04     2/1/05     2/1/06     2/1/07     2/1/08
                           --------   --------   --------   --------   --------   --------   --------   --------
  Charge for terminating
    defined benefit
    plan.................                          (2,298)
  Life insurance
    proceeds.............                             174
  Sale of non-core
    assets...............                             356
  Cumulative effect of
    accounting principle
    changes..............                         (15,118)
Net income (loss) in
  accordance with GAAP...  $ (6,735)  $   (920)  $(14,173)  $  6,452   $  9,950   $ 12,197   $ 13,422   $ 14,062
                           ========   ========   ========   ========   ========   ========   ========   ========

     The following special items are included in the Historical Financial
Statements:

                                                               FISCAL YEAR ENDED,
                                                            -------------------------
                                                            2/3/01    2/2/02   2/1/03
                                                            -------   ------   ------
Severance and related costs...............................                     $1,587
Strategic plan implementation costs.......................  $15,903
Store closing costs.......................................    6,059             1,039
Asset impairment..........................................                      1,037
CEO retirement and search.................................            $3,259
Write-off note receivable from Shoebilee..................             4,327
Charge for terminating defined benefit plan...............                      3,591
Recapture of lost buying group investment.................     (695)    (617)
Life insurance proceeds...................................                       (272)
Sale of non-core assets...................................                       (557)
                                                            -------   ------   ------
Special Items Total.......................................  $21,267   $6,969   $6,425
                                                            =======   ======   ======

(4) Represents sales per gross square feet, which is equal to fiscal year-end revenues divided by gross store square footage at fiscal year-end.

(5) "Inventory turnover" is equal to the "cost of goods sold" (which is equal to revenue minus gross profit) divided by the "average cost of inventory" (which is calculated by dividing (i) the sum of the inventory balance at the beginning of the year and the inventory balance at the end of the year by
    (ii) two).

     "Accounts payable days" is equal to the "average accounts payable balance" (which is calculated by dividing (i) the sum of the accounts payables balance at the beginning of the year and the accounts payables balance at the end of the year by (ii) two) divided by the result of the "cost of goods sold" (which is equal to revenue minus gross profit) divided by 365.

     "Accounts receivable days" is equal to the "average accounts receivable balance" (which is calculated by dividing (i) the sum of the accounts receivable balance at the beginning of the year and the accounts receivable balance at the end of year by (ii) two) divided by the result of sales divided by 365.

     "Net debt" is equal to long-term debt minus cash and cash equivalents.

     "Net debt to capitalization" is equal to net debt divided by the sum of net debt and shareholders' equity.

     The inclusion of these Financial Forecasts in this Offer to Purchase should not be regarded as an indication that any of Parent, Purchaser or their affiliates or representatives, including, without limitation, Parent's certified public accountants, considered or consider the Financial Forecasts to be a reliable prediction of future events and the Financial Forecasts should not be relied on as such. None of Parent, Purchaser, or any of their affiliates or representatives assumes any responsibility for the accuracy or validity of the foregoing Financial Forecasts. None of Parent or Purchaser or any of their affiliates or representatives, including, without limitation, Parent's certified public accountants, has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Financial Forecasts, and none of them intends to update or otherwise revise the Financial Forecasts to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

     Additional Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the website maintained by the SEC at http://www.sec.gov.

     9. Certain Information Concerning Purchaser and Parent. We are an Ohio corporation incorporated on July 31, 2003, with principal executive offices at 2801 East Market Street, York, Pennsylvania 17402. The telephone number of our principal executive offices is (717) 757-7660. To date, we have engaged in no activities other than those incident to our formation and the commencement of the Offer. Purchaser is an indirect wholly owned subsidiary of Parent. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

     Parent is a Pennsylvania corporation with principal executive offices at 2801 East Market Street, York, Pennsylvania 17402. The telephone number of Parent's principal executive offices is (717) 757-7660, and its internet website address is http://www.bonton.com. Parent, together with its subsidiaries, is the successor to S. Grumbacher & Son, a family business founded in 1898, and operates stores offering apparel, home furnishings, cosmetics, accessories and shoes. Parent presently operates 72 stores in secondary markets -- 36 stores in Pennsylvania, 26 stores in New York, three stores in Maryland, two stores in New Jersey, and one store in each of Connecticut, New Hampshire, Massachusetts, Vermont and West Virginia. Parent's strategy focuses on being the fashion value retailer in secondary markets.

     The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto.

     Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Parent, Purchaser and, to Parent's and Purchaser's knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Parent, Purchaser and, to Parent's and Purchaser's knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past

60 days; (iii) none of Parent, Purchaser and, to Parent's and Purchaser's knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, their subsidiaries or, to Parent's and Purchaser's knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to Parent's and Purchaser's knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     On July 30, 2003, Parent purchased 100 Shares for $6.74 per Share in an ordinary brokerage transaction.

                            THE BON-TON STORES, INC.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data set forth below for each of the fiscal years ended February 1, 2003 and February 2, 2002 have been derived from Parent's audited consolidated financial statements, which are incorporated herein by reference to Parent's Annual Report on Form 10-K for the fiscal year ended February 1, 2003, filed with the SEC on May 2, 2003. The summary consolidated financial data for the thirteen weeks and the twenty-six weeks ended August 2, 2003 and August 3, 2002 have been derived from Parent's unaudited consolidated interim financial statements, which are incorporated herein by reference to Parent's Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2003, filed with the SEC on September 15, 2003. You should read this table in conjunction with Parent's audited consolidated financial statements and related notes and Parent's unaudited consolidated interim financial statements and related notes. Parent's fiscal quarters end on the day that is thirteen weeks after the beginning of the fiscal quarter, and its fiscal year ends on the Saturday nearest January 31. As a result of the seasonal nature of Parent's business, the summary consolidated financial data for the twenty-six weeks ended August 2, 2003 is not indicative of the results that can be expected for the full fiscal year ending January 31, 2004.

                           FISCAL YEAR ENDED         THIRTEEN WEEKS ENDED       TWENTY-SIX WEEKS ENDED
                       -------------------------   -------------------------   -------------------------
                         2/01/03       2/02/02       8/02/03       8/03/02       8/02/03       8/03/02
                       -----------   -----------   -----------   -----------   -----------   -----------
                                     (IN THOUSANDS EXCEPT SHARE, PER SHARE AND STORE DATA)
INCOME DATA
Net Sales............  $   713,230   $   721,777   $   153,128   $   153,890   $   294,239   $   304,407
Other income, net....        2,705         2,548           564           553         1,090         1,087
Gross profit.........      262,412       262,057        56,817        57,931       109,001       108,051
Selling, general and
  administrative
  expenses...........      219,716       224,306        49,594        53,733       100,974       104,369
Depreciation and
  amortization.......       21,301        19,783         5,123         4,847         9,887         9,904
Unusual expense......           --           916            --            --            --            --
Income (loss) from
  operations.........       24,100        19,600         2,664           (96)         (770)       (5,135)
Interest expense,
  net................        8,731         9,558         1,302         2,399         2,546         4,376
Income (loss) before
  taxes..............       15,369        10,042         1,362        (2,495)       (3,316)       (9,511)
Income tax provision
  (benefit)..........        5,764         3,816           504          (936)       (1,226)       (3,567)
Net income (loss)....  $     9,605   $     6,226   $       858   $    (1,559)  $    (2,090)  $    (5,944)
Per share amounts:
  Basic:
     Net income
       (loss)........  $      0.63   $      0.41   $      0.06   $     (0.10)  $     (0.14)  $     (0.39)
     Weighted average
       shares
       outstanding...   15,192,471    15,200,154    14,997,502    15,237,911    15,015,424    15,260,464
  Diluted:
     Net income
       (loss)........  $      0.62   $      0.41   $      0.06   $     (0.10)  $     (0.14)  $     (0.39)

                           FISCAL YEAR ENDED         THIRTEEN WEEKS ENDED       TWENTY-SIX WEEKS ENDED
                       -------------------------   -------------------------   -------------------------
                         2/01/03       2/02/02       8/02/03       8/03/02       8/02/03       8/03/02
                       -----------   -----------   -----------   -----------   -----------   -----------
                                     (IN THOUSANDS EXCEPT SHARE, PER SHARE AND STORE DATA)
     Weighted average
       shares
       outstanding...   15,394,231    15,214,145    15,222,031    15,237,911    15,015,424    15,260,464
BALANCE SHEET DATA
  (at end of period)
Working capital......  $   129,148   $   117,158   $   140,041   $   116,744   $   140,041   $   116,744
Total assets.........      382,023       385,583       370,627       367,831       370,627       367,831
Long-term debt,
  including capital
  leases, less
  current
  maturities.........       64,662        67,929        63,941        68,757        63,941        68,757
Shareholders'
  equity.............      212,346       203,261       210,237       196,592       210,237       196,592
SELECTED OPERATING
  DATA
Total sales change
  from prior year....         (1.2)%        (3.7)%        (0.5)%         2.0%         (3.3)%         1.3%
Comparable store
  sales change from
  prior year.........         (1.2)%        (3.3)%         0.2%          2.0%         (2.7)%         1.3%
Comparable stores
  data:
  Sales per selling
     square foot.....  $       133   $       134            --            --            --            --
  Selling square
     footage.........    5,382,000     5,339,000            --            --            --            --
Capital
  expenditures.......  $    14,806   $    15,550   $     3,103   $     2,687   $     4,134   $     3,878
Number of stores:
  Beginning of
     period..........           73            73            72            73            72            73
  Additions..........           --            --            --            --            --            --
  Closings...........           (1)           --            --            --            --            --
  End of period......           72            73            72            73            72            73

     Note Regarding Arthur Andersen LLP. The audited financial statements for the fiscal year ended February 2, 2002 that are incorporated by reference in this Offer to Purchase have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report dated March 6, 2002 with respect thereto. Because Arthur Andersen LLP has ceased to exist, you may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in such financial statements.

     Additional Information. Parent is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition, including the financial statements incorporated herein by reference, and other matters. Parent is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Parent. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in "The
Offer -- Section 8."

     10. Source and Amount of Funds. In order to finance the purchase of all outstanding Shares pursuant to the Offer, refinance certain debt of the Company and subsidiaries of Parent, provide for working capital and pay fees and expenses related to the transactions (collectively, the "Transaction Financing Amount"), Parent and Purchaser will use a combination of cash on hand, the financings contemplated by its existing commitment letters or other financings and a sale of common stock of Parent (the "Equity Financing"). We will need approximately $102.8 million to purchase all Shares pursuant to the Offer and to pay related fees and expenses. We will also need additional funds of approximately $7.4 million in connection with the cancellation, pursuant to the terms of the Merger Agreement, of options to acquire Shares and deferred shares granted under the Company's equity and performance incentive plan.

     We have received a commitment letter to provide the Equity Financing from Mr. Tim Grumbacher, Chairman and Chief Executive Officer of Parent. Mr. Grumbacher has agreed to purchase up to $7.5 million of shares of Parent common stock at the common stock's fair market value as defined by the proposed rules of the Nasdaq. Parent presently contemplates that approximately $6.5 million of shares of Parent common stock will be sold to Mr. Grumbacher in connection with the Equity Financing. Such amount represents the differential of the funds required to purchase all Shares and cancel all options and deferred shares between a purchase price of $7.50 per Share and $8.00 per Share. Parent expects to contribute funds received by it pursuant to the Equity Financing to Purchaser to enable Purchaser to consummate the Offer.

     We have also obtained commitment letters to provide the debt financings from General Electric Capital Corporation ("GECC") and Bank One, NA ("Bank One"). GECC has agreed to provide funds to certain subsidiaries of Parent ("Borrowers") in the form of three senior secured credit facilities providing for revolving and term loans in an aggregate amount of up to $325 million (the "Acquisition Facilities"). Bank One has agreed to replace the securitization facilities of both the Company and certain affiliates of Parent in an aggregate amount of up to $250 million (the "Securitization Facility"). Borrowers expect to contribute funds received by them under the Acquisition Facilities to Purchaser to enable Purchaser to consummate the Offer. Parent expects, based upon the combination of internally available cash, the proceeds from the Equity Financing and borrowings under the Acquisition Facilities, that Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer; however, the Offer is conditioned upon Parent having available to it proceeds under the Acquisition Facilities and the Equity Financing in an amount sufficient to consummate the Offer and the Merger and to refinance all debt of the Company and Parent that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Offer and the Merger or the financing thereof and to pay all related fees and expenses. As of August 2, 2003, Parent and its subsidiaries had cash and cash equivalents and short-term investments in the amount of $14.8 million.

     The Acquisition Facilities. Depending on how many Shares are acquired by Purchaser by the Expiration Date, GECC may structure its loans under the Acquisition Facilities differently. If more than two-thirds (on a fully diluted basis) but less than 90% of the Shares has been acquired by Purchaser pursuant to the Offer, GECC will provide Borrowers with a senior secured credit facility comprised of (i) a $150 million revolving credit facility, (ii) a $15 million term loan B facility, and (iii) a $38 million term loan C facility (collectively, the "Tender Facility"), and GECC will provide the Company with a $75 million senior secured revolving credit facility (the "Target Facility") in order to refinance certain indebtedness of the Company. If at least 90% of the Shares are acquired by Purchaser pursuant to the Offer and the Merger is consummated, GECC will provide Borrowers and the Company with a senior secured credit facility comprised of (i) a $300 million revolving credit facility and
(ii) a $25 million term loan B (together, the "Permanent Facility"). In the event that GECC provides the Tender Facility and/or the Target Facility, such facilities will be replaced by the Permanent Facility upon the effective time of the Merger.

     The Tender Facility will mature on the earliest of (a) the date of the Merger, (b) 90 days after the closing of the Tender Facility and (c) January 30, 2004 (such earliest date, the "Tender Facility Maturity Date"). The Target Facility will also mature on the Tender Facility Maturity Date. The Permanent Facility will mature on the date that is 48 months after the closing date of the Permanent Facility. The various GECC loans will bear interest at the per annum rates set forth below:

Tender Facility Revolving
Credit Loan:                     At Borrowers' option, either (a) a floating
                                 rate equal to the "Index Rate" (which has yet to be defined) plus the applicable margins as referred to below, or (b) absent a default, a fixed rate for periods of one, two or three months equal to the reserve adjusted London
                                 Interbank Offered Rate, or "LIBOR" (the "Base
                                 Revolver Rate"), plus the following applicable margins: the Applicable Revolver Index Margin shall be 1.00%, and the Applicable Revolver
                                 LIBOR Margin shall be 2.50%.

Tender Facility Term Loan B:     The Index Rate plus 6.00%.

Tender Facility Term Loan C:     The Index Rate plus 10.00%.

Target Facility:                 The Base Revolver Rate plus the following
                                 applicable margins: the Applicable Revolver
                                 Index Margin shall be 0.25%, and the Applicable
                                 Revolver LIBOR Margin shall be 1.75%.

Permanent Facility Revolving
Credit Loan:                     The Base Revolver Rate plus the following
                                 applicable margins, subject to adjustment after delivery to GECC of Borrowers' consolidated quarterly financial statements for the period ended February 1, 2004: the Applicable Revolver
                                 Index Margin shall be 0.25%, and the Applicable
                                 Revolver LIBOR Margin shall be 1.75%.

Permanent Facility Term Loan
B:                               The Index Rate plus 5.00%.

     The Tender Facility will be secured by a first priority lien on substantially all of the assets of Borrowers, the Parent and their subsidiaries, the Target Facility will be secured by a first priority lien on substantially all of the assets of the Company and its subsidiaries, and the Permanent Facility will be secured by a first priority lien on substantially all of the assets of Parent, the Company and their respective subsidiaries other than, in each case, accounts receivable and related assets securing the Securitization Facility.

     GECC has committed to make the loans under the Acquisition Facilities and has indicated its intention to form a syndicate of banks that would also become lenders thereunder. The Acquisition Facilities provide for (i) unused facility fees on the average unused daily balance of the revolver loans; (ii) fees in respect of letters of credit that may be issued under the revolving credit loans; and (iii) mandatory prepayments of the net proceeds of certain dispositions of assets, certain receipts of insurance proceeds and the sale or issuance of debt or equity securities. In addition, Parent has agreed to pay to GECC commitment fees in connection with the Acquisition Facilities.

     The documentation of the Acquisition Facilities will contain representations and warranties customary for credit facilities of such size and type and other representations and warranties deemed by GECC to be appropriate, including, without limitation, representations and warranties relating to the following: corporate status and powers; authorization and no conflict; financial statements and Financial Forecasts; effectiveness of required governmental approvals and consents; obligations binding; use of proceeds and margin stock; no material adverse change; absence of material litigation; accuracy of financial statements and all other information provided in connection with the contemplated transactions; no violations of material agreements or instruments; title to properties and liens; licenses and permits; compliance with laws; taxes; insurance; brokers; environmental matters; government contracts; customer and trade relations; and solvency.

     The documentation of the Acquisition Facilities will also contain certain covenants, including, without limitation, covenants relating to the following: use of proceeds; minimum excess availability; limitations on liens; limitations on mergers, consolidations and sales of all or substantially all assets; limitations on transactions with related parties; limitations on dividends; and maximum capital expenditures limitations. In addition, the Acquisition Facilities will contain minimum fixed charge coverage requirements, tested quarterly, of not less than 1.0 to 1.0.

     The documentation of the Acquisition Facilities will also contain events of default, including, without limitation, events of default relating to the following: non-payment of principal, interest, or fees when due; non-payment of other amounts within 10 days of the date when due; material breach of representation or warranty; breach of covenants (with certain covenants to be subject to a period of grace to be negotiated); certain enforcement proceedings; change of control; insolvency events; and cross defaults to other material indebtedness and the Securitization Facility and certain judgments.

     The commitment of GECC to make the loans under the Acquisition Facilities will be conditioned upon, among other things, satisfactory negotiation, execution and delivery of the documentation of the Acquisition Facilities; consummation the Securitization Facility; consummation of the Equity Financing in an amount that represents the differential of the amount required to purchase all Shares and cancel all options and deferred shares between a purchase price of $7.50 per Share and $8.00 per Share; the satisfaction of the Minimum Tender Condition and the acceptance for purchase of Shares in the Offer; no violation of applicable laws or conflict with material agreements or instruments; absence of litigation and other proceedings; absence of certain market conditions; no material adverse change in the business condition (financial or otherwise), operations, properties or prospects of Parent or the Company; approvals and consents; and delivery of certain opinions and financial statements. In addition, the Permanent Facility will be conditioned upon the occurrence of the Merger.

     The Securitization Facility. The Securitization Facility will replace the current securitization facilities of subsidiaries of both Parent and the Company.

     Bank One has agreed to make up to $250 million in initial aggregate commitments to purchase undivided ownership percentage interests, through multi-seller asset backed commercial paper conduits (including a conduit administered by Bank One), and such other financial institutions as may be party to the Securitization Facility, in credit card receivables. Bank One and each other financial institution that administers each of such conduits will provide a liquidity back-up facility for the commercial paper issued by the conduit. The proceeds will be used to effect the refinancing of the current securitization facilities. Bank One's commitment will be reduced to $125 million on January 15, 2004 and shall terminate on the date that is 364 days after the closing of the Securitization Facility, subject to earlier termination of such commitment pursuant to the terms of the commitment and the Securitization Facility documentation. Prior to such time as Bank One's commitment is reduced to $125 million, Parent intends to maintain aggregate purchase commitments at the $250 million level by obtaining purchase commitments of another financial institution in an aggregate amount of up to $125 million. Up to $100 million of the Securitization Facility will be available upon the consummation of the Offer to refinance the existing securitization facility benefiting the Company's subsidiaries. Up to $150 million of the Securitization Facility will be available upon the consummation of the Offer to refinance the existing securitization facility benefiting Parent's subsidiaries.

     Each receivable interest purchased will have an associated discount relating to the purchase price thereof, net of collections and other payments which, under the Securitization Facility, are applied to reduce such purchase price. The discount rate for receivables purchased by a conduit would generally equal the conduit's commercial paper rate. For each receivable interest purchased by a financial institution, the discount rate is, as selected by the seller of the receivable interest, either of the following: (i) the greater of
(a) the LIBOR rate plus an applicable margin to be agreed upon or (b) the interest rate for the revolving credit loan under the Permanent Facility, or
(ii) Bank One's prime rate.

     Pursuant to Bank One's commitment, Bank One has the right to syndicate, sell, transfer or assign any portion of its commitment. Parent has agreed to pay certain fees to Bank One under the Securitization Facility.

     The Securitization Facility documentation will contain representations and warranties customary for securitization facilities of this nature, including, without limitation, representations and warranties relating to the following: corporate existence and power; no conflict with existing corporate agreements; enforceability of the Securitization Facility documentation; use of proceeds; title to receivables; places of business; no material adverse change; absence of material litigation; and compliance with credit and collection policies.

     The Securitization Facility documentation will also contain certain covenants applicable to certain subsidiaries of Parent, including, without limitation, covenants relating to the following: compliance with laws; limitations on indebtedness other than that allowed pursuant to the Securitization Facility documents; periodic reporting requirements; limitations on mergers and other specified transactions and agreements; and restrictions on changing corporate names, identities or structures and making any material changes to credit and collection policies.

     The Securitization Facility documentation will also contain events of termination, including, without limitation, events of termination relating to the following: breach of representation or warranty; breach of covenants (subject to certain grace periods); breach of various financial covenants; bankruptcy or insolvency; and change of control.

     The commitment of Bank One to purchase receivables interests under the Securitization Facility will be conditioned upon, among other things, satisfactory negotiation, execution and delivery of the Securitization Facility documentation; a field audit with respect to the receivables; satisfactory completion by Bank One of on-site due diligence; no material adverse change in the business condition (financial or otherwise), operations, properties or prospects of Parent, the Company and their respective subsidiaries; receipt by Bank One of certain financial reports and opinions; satisfaction of applicable conditions to the Offer; and consummation of the Offer.

     General. It is anticipated that the borrowings described above will be refinanced or repaid from funds generated internally by Parent and its subsidiaries (including, after consummation of the Merger, funds generated by the Company) or other sources, possibly including the proceeds of the sale of securities. No decision has been made concerning this matter, and decisions will be made based on Parent's review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.

     Copies of the GECC and Bank One commitment letters discussed above are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Parent and us pursuant to Rule 14d-3 under the Exchange Act with the SEC in connection with the Offer (the "Schedule TO"). Reference is made to such exhibits for more complete descriptions of the proposed terms and conditions of the Acquisition Facilities and the Securitization Facility. No alternative financing arrangements have been made.

     11. Background of the Offer. As part of the continuous evaluation of its businesses and plans, Parent regularly considers a variety of strategic options and transactions. In recent years, as part of this process, Parent has evaluated various alternatives for expanding its business through acquisitions.

     On June 26, 2003, the Company issued a press release announcing execution of a merger agreement with Wright Holdings, Inc., a company formed by Goldner Hawn Johnson & Morrison Incorporated. The press release stated that the merger agreement with Wright Holdings, Inc. provided for the shareholders of the Company to receive $6.00 in cash for their shares of Company common stock.

     On July 24, 2003, Parent's board of directors authorized Parent's management to contact the Company regarding a proposed business combination of the Company and Parent.

     On July 25, 2003, Tim Grumbacher, Chairman and Chief Executive Officer of Parent, had a brief telephone conversation with Steven Mason, Chairman of the Company, advising him that Parent was sending him a letter proposing a business combination between Parent and the Company. In the letter, dated July 25, 2003, Parent stated that, based upon publicly available information, Parent was prepared to provide all of the Company's shareholders with $7.00 in cash for each share of the Company's common stock and that the Company's shareholders would receive the $7.00 cash purchase price at approximately the same time at which they would receive the $6.00 offered pursuant to the Company's then existing merger agreement with Wright Holdings, Inc. Mr. Grumbacher's letter further stated that Parent was prepared immediately to enter into a confidentiality agreement with the Company and commence its due diligence.

     The Company Board met on July 28, 2003 to discuss the proposed transaction with Parent. On July 29, 2003, the Company announced that it had received an offer from Parent that the two companies merge and noting that Parent was prepared to pay $7.00 in cash for each Share, subject to due diligence and financing. In addition, the announcement stated that after a review, with the assistance of its financial and legal advisors, of Parent's proposal letter and related matters, the Company Board authorized the Company, subject to the execution of a confidentiality agreement, to provide Parent with the requested due diligence information and, as appropriate, to engage in discussions and negotiations with Parent.

     On July 30, 2003, the Company and Parent entered into a confidentiality agreement, pursuant to which the parties agreed to provide, among other things, for the confidential treatment by Parent of their discussions and the exchanged information. Also on July 30, 2003, Mr. Grumbacher and Michael L. Gleim, a director of Parent, met with Mr. Mason and Byron L. Bergen, the Company's Chief Executive Officer, to discuss the possible combination of Parent and the Company. On July 31, 2003, Parent and Purchaser commenced their due diligence at the offices of the Company's counsel in Dayton, Ohio. While this due diligence continued, Parent and the Company negotiated the terms of a merger agreement.

     Parent obtained financing commitments with respect to the Acquisition Facilities from GECC and the Securitization Facility from Bank One on August 29, 2003.

     On September 3, 2003, Mr. Grumbacher telephoned Mr. Mason to discuss a definitive proposal for a business combination between Parent and the Company in which the offer price per Share would be $7.00. Also on September 3, 2003, Mr. Grumbacher sent a letter to the Company Board setting forth the terms of the proposed transaction. The letter proposed that Parent and Company enter into a merger agreement that would provide for Parent to commence promptly a tender offer to purchase all of the Company's outstanding Shares for $7.00 per Share in cash. The principal conditions to consummation of the tender offer were to be
(i) at least two-thirds of the Company's outstanding Shares, on a fully diluted basis, be tendered and not withdrawn prior to the expiration date of the offer,
(ii) the proceeds of the financings contemplated by the commitment letters from Bank One and General Electric Capital Corporation be available to Parent and
(iii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The letter further proposed that as soon as practicable after consummation of the tender offer, the Company would be merged with Purchaser and all of the Company's outstanding Shares (other than Shares held by Parent and its affiliates, Shares in the Company's treasury and Shares held by shareholders who properly exercise dissenters' rights under Ohio law) would be converted into the right to receive $7.00 per Share in cash.

     On September 4, 2003, the Company Board met, together with its legal and financial advisors, to consider Parent's offer of September 3, 2003. The Company Board concluded that Parent's offer was a superior proposal to the merger provided for in the merger agreement with Wright Holdings, Inc. and that the Company should enter into a merger agreement with Parent. Following the conclusion of the board meeting, the Company announced that it had notified Parent and Wright Holdings, Inc. of its intention to enter into the merger agreement with Parent and Purchaser, subject to complying with the Company's obligations under its then existing merger agreement with Wright Holdings, Inc., including a three business-day period during which the Company was required to engage in good faith exclusive negotiations with Wright Holdings, Inc. to see if the terms of the existing merger agreement could be improved.

     On September 9, 2003, the Company announced that it had entered into an amendment to its merger agreement with Wright Holdings, Inc. for the sole purpose of increasing the consideration payable to the Company's shareholders to $7.05 per Share.

     On September 10, 2003, Mr. Grumbacher called Mr. Mason to advise him that Parent was prepared to increase its offering price to $7.25 per Share in cash. Immediately after the call, Parent sent a letter to the Company Board setting forth its firm offer and advising the Company Board that Parent was prepared immediately to enter into a merger agreement with the Company in the form provided with the letter. The letter further stated that each of Bank One and General Electric Capital Corporation had confirmed to Parent in writing that its commitment remained effective to finance the $7.25 offer. Parent also issued a press release announcing that it had increased its offering price to $7.25 per Share in cash.

     Late in the afternoon of September 12, 2003, Mr. Mason telephoned Mr. Grumbacher and advised him that the Company had amended its existing merger agreement with Wright Holdings, Inc. to provide that the merger consideration payable in the transaction would be increased from $7.05 per Share to $7.80 per Share. Mr. Mason told Mr. Grumbacher that the amendment also provided for an increase by $500,000 of both the cap on the Company's payment obligations to Wright Holdings, Inc. for reimbursement of expenses and the termination fee payable under certain circumstances, including a termination of the agreement if the Company were to enter into a merger agreement with Parent. Mr. Mason also advised Mr. Grumbacher that the amendment to the merger agreement had relaxed the restrictions on the Company's ability to communicate with Parent and had reduced to one business day the period of time that the Company was obligated to engage in exclusive negotiations with Wright Holdings, Inc. prior to its acceptance of a superior proposal.

     Later that same day, Mr. Grumbacher called Mr. Mason to advise him that Parent was willing to increase its offering price to $8.00 per Share. On September 13, 2003, Mr. Grumbacher sent a letter to the Company Board confirming Parent's firm offer to pay $8.00 per Share in a two step transaction, consisting of a first step cash tender offer, followed by a second step merger of the Company with Purchaser.

     On September 15, 2003, the Company announced that the Company had received a revised proposal from Parent and that, after reviewing the revised proposal, the Company had notified Parent and Wright Holdings, Inc. of the Company's intention to enter into a merger agreement with Parent and Purchaser, subject to complying with the Company's obligations under its then existing merger agreement with Wright Holdings, Inc., including a one business-day period during which the Company was required to engage in good faith negotiations with Wright Holdings, Inc. prior to the Company's final approval of a merger agreement with Parent and Purchaser. Parent also issued a press release announcing that it had increased its offering price.

     In the evening of September 15, 2003, the Company gave notice to Wright Holdings, Inc. of the termination of the then existing merger agreement and immediately thereafter Parent, Purchaser and the Company executed and delivered the Merger Agreement. A press release announcing the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, was issued by each of Parent and the Company on September 16, 2003. On September 23, 2003, Purchaser commenced the Offer.

     12. Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Dissenters' Rights.

     Purpose of the Offer; Plans for the Company. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will become an indirect wholly owned subsidiary of Parent.

     The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as shall give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares then beneficially owned by Purchaser and Parent following such purchase bears to the total number of Shares then outstanding, provided that prior to the Effective Time, four of the current members of the Company Board, including the current Chief Executive Officer of the Company and three members of the Company Board who are not employed by the Company and who are not affiliates, associates or employees of Parent or Purchaser, shall continue to serve as directors. In the Merger Agreement, the Company has agreed, at such time, to use its reasonable best efforts to cause Purchaser's designees to be elected as directors of the Company.

     In connection with our consideration of the Offer, we have developed a plan, on the basis of available information, for the combination of the business of the Company with that of Parent. Important elements of that plan include employing "best practices" of the Company and Parent for the consolidated entity, recognizing and consolidating successful vendors and products between the Company and Parent, utilizing common information systems and procedures for all operations, realizing the economies of scale for a larger combined company, drawing upon the talents of the employees of the Company and Parent and substantially reducing operating expenses. If we acquire control of the Company, we intend to conduct a detailed review of the Company and its business, properties and personnel and evaluate our plan in light of the circumstances that then exist.

     Statutory Requirements; Approval of the Merger. Under the Ohio Law and the Company's Articles of Incorporation, the Merger will require the approval of the Company Board and the holders of two-thirds of the outstanding Shares. If we acquire, pursuant to the Offer or otherwise, at least two-thirds of the outstanding Shares we would have sufficient voting power to approve a merger of the Company without the affirmative vote of any other shareholder of the Company. In addition, under the Ohio Law, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we will be able to approve the merger of the Company without a vote of the Company's shareholders. If we acquire control of the Company, we currently intend that, prior to the acquisition of the entire equity interest in the Company, no dividends will be declared on the Shares.

     In the Merger Agreement, the Company has agreed to duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following expiration or termination of the Offer at which the Merger Agreement shall be submitted to the Company's shareholders for the purpose of acting on the Merger Agreement, if such action is required by the Ohio Law.

     Ohio Control Bid Law. Consummation of the Offer is conditioned upon the expiration of the period during which the Ohio Division of Securities may suspend the Offer pursuant to the Ohio Control Bid Law, without the occurrence of any such suspension, or Parent being satisfied in its reasonable discretion, that the Ohio Control Bid Law is invalid or inapplicable to the acquisition of the Company's common stock pursuant to the Offer.

     The Ohio Control Bid Law regulates tender offers for any equity security of a subject company from a resident of Ohio if, after the purchase, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of issued and outstanding equity securities of such company (a "control bid"). A subject company is an issuer (such as the Company) that:

     - has its principal place of business or principal executive offices located in Ohio or owns or controls assets located in Ohio that have a fair market value of at least $1.0 million, and

     - has more than 10% of its beneficial or record equity security holders resident in Ohio, has more than 10% of its equity securities owned, beneficially or of record, by residents of Ohio or has 1,000 beneficial or record equity security holders who are resident in Ohio.

     The Ohio Control Bid Law prohibits an offeror from making a control bid for securities of a subject company pursuant to a tender offer until the offeror has filed specified information with the Ohio Division of Securities. In addition, the offeror is required to deliver a copy of such information to the subject company not later than the offeror's filing with the Ohio Division of Securities and to send or deliver such information and the material terms of the proposed offer to purchase to all offerees in Ohio as soon as practicable after the offeror's filing with the Ohio Division of Securities.

     Within five calendar days of such filing, the Ohio Division of Securities may, by order, summarily suspend the continuation of the control bid if it determines that the offeror has not provided all of the specified information or that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control bid. If the Ohio Division of Securities summarily suspends a control bid, it must schedule and hold a hearing within 10 calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than 14 calendar days after the date on which the suspension is imposed. The Ohio Division of Securities may maintain its suspension of the continuation of the control bid if, based upon the hearing, it determines that all of the information required to be provided by the Ohio Control Bid Law has not been provided by the offeror, that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control bid or that the control bid is in material violation of any provision of the Ohio securities laws. If, after the hearing, the Ohio Division of Securities maintains the suspension, the offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division of Securities and to reinstitute the control bid by filing new or amended information pursuant to the Ohio Control Bid Law.

     Purchaser filed the information required under the Ohio Control Bid Law on September 23, 2003.

     Dissenters' Rights. You do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, shareholders of the Company who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise under the Ohio Law comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair cash value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair cash value, together with a fair rate of interest, if any (all such Shares collectively, the "Dissenting Shares"). Any such judicial determination of the fair cash value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares; however, you should be aware that an Ohio court has determined that when a corporation's stock is actively traded on a stock exchange or in the over-the-counter market, actual market price is the benchmark for determining the fair market value of a dissenting shareholder's stock. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration paid in the Merger. Moreover, we may argue in a proceeding regarding the fair cash value that, for purposes of such a proceeding, the fair cash value of the Dissenting Shares is less than the price paid in the Offer.

     If any holder of Shares who demands appraisal under Section 1701.85 of the Ohio Law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the Ohio Law, the Shares of such shareholder will be converted into the right to receive the price per Share paid in the Offer. A shareholder may withdraw his demand for dissenters' rights by delivering to the surviving corporation in the Merger a written withdrawal of such shareholder's demand for dissenters' rights and acceptance of the Merger.

     Failure to follow the steps required by Section 1701.85 of the Ohio Law for perfecting dissenters' rights may result in the loss of such rights.

     The foregoing discussion is not a complete statement of the Ohio Law and is qualified in its entirety by reference to the Ohio Law.

     13.  Description of Merger Agreement.

     The following summary of the material terms of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as an exhibit to the Schedule TO and is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained at the places set forth in "The Offer -- Section 8." Defined terms used herein and not defined herein shall have the respective meanings assigned to those terms in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable (but in no event later than the fifth business day) after the initial public announcement of the execution of the Merger Agreement. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Tender Condition, the Financing Condition, the Control Bid Condition, the HSR Condition and certain other conditions that are described in "The Offer -- Section 15." Purchaser and Parent have agreed that, without the prior written consent of the Company, no change in the Offer may be made that decreases the price per Share payable in the Offer, decreases the maximum number of Shares to be purchased in the Offer, changes the form of the consideration payable in the Offer, adds to or changes the conditions to the Offer, waives the Minimum Tender Condition or modifies or amends any other condition to the Offer in any manner that is materially adverse to the holders of Shares.

     The Merger Agreement provides that Purchaser may, without the consent of the Company, (i) extend the Offer beyond the scheduled Expiration Date in increments of not more than 10 business days each, if at the then scheduled Expiration Date any of the conditions to Purchaser's obligation to purchase Shares are not satisfied, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, or the staff thereof, applicable to the Offer, or (iii) make available a Subsequent Offering Period as set forth in this Offer to Purchase. In addition, the Merger Agreement provides that if the conditions to the Offer are not satisfied or, to the extent permitted by the Merger Agreement, waived by Parent or Purchaser as of the date that the Offer would otherwise have expired, then, except to the extent that such conditions are incapable of being satisfied, at the request of the Company, Purchaser will extend the Offer from time to time until the earlier of October 31, 2003 or the consummation of the Offer. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and, except if a Subsequent Offering Period is commenced, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. See "The Offer -- Section 4." Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended. Any extension of the Offer may be effected by Purchaser giving oral or written notice of such extension to the Depositary.

     The Merger Agreement provides that promptly upon the date that Shares are first accepted for payment by Purchaser pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as shall give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares then beneficially owned by Purchaser and Parent following such purchase bears to the total number of Shares then outstanding. The Company has agreed, at such time, to use its reasonable best efforts to cause Purchaser's designees to be elected as directors of the Company. Notwithstanding the foregoing, at all times following the purchase of Shares pursuant to the Offer and prior to the Merger, the Merger Agreement provides that the Company shall be entitled to have four directors on the Company Board who are current directors on the Company Board, including the current Chief Executive Officer of the Company and three members of the Company Board who are not employed by the Company and who are not affiliates, associates or employees of Parent or Purchaser. All Purchaser nominees will promptly resign from the Company Board if the Offer price for any of the Shares accepted for payment pursuant to the Offer is not promptly paid in accordance with the terms of the Offer

     The Merger Agreement provides that, as soon as practicable after the date the Schedule TO, including this Offer to Purchase, is filed with the SEC, the Company shall file with the SEC the Schedule 14D-9 and shall mail the Schedule 14D-9 to the holders of the Shares.

     The Merger. The Merger Agreement provides for Purchaser to merge with and into the Company. The Company will be the surviving corporation in the Merger and will become an indirect wholly owned subsidiary of Parent. All of the Shares, other than Shares held by Parent or Purchaser or in the Company's treasury, or held by shareholders who properly exercise dissenters' rights under the Ohio Law, will be converted into the right to receive $8.00 net per share in cash, without interest and less any applicable withholding taxes. All of the Shares converted in the Merger will be automatically cancelled. The holders of the Shares will cease to have any rights in the Shares other than the right to receive the merger consideration upon surrender of the applicable share certificates.

     Shareholders' Meeting. Pursuant to the Merger Agreement, the Company, acting through the Company Board, shall, if required by the Ohio Law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders (the "Shareholders' Meeting") as soon as reasonably practicable following the date that Purchaser accepts the Shares for purchase at which meeting the Merger Agreement shall be submitted to the Company's shareholders for the purpose of voting on the adoption of the Merger Agreement and obtaining approval of the adoption of the Merger Agreement by holders of at least two-thirds of the Shares. If the Minimum Tender Condition is satisfied and Purchaser acquires in the Offer at least two-thirds of the outstanding Shares, Purchaser shall have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

     Proxy Statement. The Merger Agreement provides that the Company shall, if approval of the Company's shareholders is required by the Ohio Law to consummate the Merger, as soon as reasonably practicable after Purchaser accepts Shares for purchase pursuant to the Offer, prepare and file with the SEC under the Exchange Act a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Shareholders' Meeting and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC. In addition, the Company has agreed to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares at the earliest practicable time. The Company has agreed to include in the Proxy Statement the recommendation of the Board that the shareholders of the Company approve and adopt the Merger Agreement. The Merger Agreement provides that, in the event that Purchaser shall acquire at least 90% of the then outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective, in accordance with the Ohio Law, as promptly as practicable after the expiration of the Offer, without a meeting of the Company's shareholders.

     Articles of Incorporation; Code of Regulations; Directors and
Officers. After the Merger, the articles of incorporation and code of regulations of Purchaser will become the articles of incorporation and code of regulations of the Company, as the surviving corporation in the Merger. The articles of incorporation of Purchaser will be amended at the Effective Time of the Merger to reflect that the name of the surviving corporation in the Merger is "The Elder-Beerman Stores Corp." The directors and officers of Purchaser at the Effective Time of the Merger will become the directors and officers of the Company, as the surviving corporation in the Merger.

     Consideration to be Received by the Company's Shareholders. At the Effective Time of the Merger, each of the outstanding Shares, other than Shares held by Parent or Purchaser or in the Company's treasury, or held by shareholders who properly exercise dissenters' rights under the Ohio Law, will be converted into the right to receive $8.00 per share in cash, without interest and less any applicable withholding taxes.

     Each share of the common stock of Purchaser outstanding at the Effective Time of the Merger will become one fully paid and non-assessable common share of the Company, as the surviving corporation in the Merger.

     Stock Options and Deferred Shares. The Merger Agreement provides that all of the outstanding options to acquire Shares and all deferred shares granted under the Company's equity and performance incentive plan will be cancelled at the Effective Time of the Merger, whether or not the options are then exercisable and whether or not the deferred shares are subject to the deferral limitations under such plan. In exchange for such cancellation, (i) option holders will receive with respect to each option a payment equal to the amount by which the merger consideration per Share exceeds the exercise price applicable to the option, multiplied by the number of Shares subject to the option and (ii) holders of deferred shares will receive the merger consideration per deferred share. After the Effective Time of the Merger, option holders and holders of deferred shares will have no further rights in the options or deferred shares that were cancelled and the surviving corporation will have no options to purchase common shares or deferred shares outstanding.

     Representations and Warranties of the Company. The Company has made customary representations and warranties to Parent and Purchaser in the Merger Agreement. These representations and warranties relate to:

     - the organization, qualification and capital structure of the Company and its subsidiaries;

     - the Company's power and authority to enter into the Merger Agreement and complete the Merger, and the validity, binding effect and enforceability of the Merger Agreement against the Company;

     - the absence of any conflict between the Company's entering into the Merger Agreement or completing the Merger and the Company's governing documents, agreements or other obligations;

     - the consents and approvals of governmental authorities and other parties that are required in connection with the Merger Agreement and the Merger;

     - the Company's compliance with its obligation to make periodic filings with the SEC and the compliance of such filings with applicable law;

     - the absence of any material changes or developments with respect to the Company;

     - the absence of any material liabilities that should have been disclosed in the Company's financial statements;

     - the absence of any litigation or outstanding judgments against the Company that could have a material adverse effect on the Company or on its ability to complete the Merger;

     - the accuracy of the information the Company supplied for use in this Offer to Purchase and the information in the Schedule 14D-9;

     - the Company's compliance with all governmental permits and licenses that it is required to have;

     - the absence of any breaches or violations under any of the Company's governing documents or its contracts with third parties, the validity and enforceability of such contracts, and the termination of the merger agreement with Wright Holdings, Inc. and Wright Sub, Inc.;

     - the Company's compliance with applicable tax laws and the Company's filing of all required tax returns;

     - the Company's compliance with the terms of its employee benefit plans and applicable law in the operation of the employee benefit plans;

     - the Company's compliance with all applicable labor laws, and the absence of any material litigation against the Company by its current or former employees;

     - the Company's compliance with all applicable environmental laws;

     - the Company's valid ownership of the real property that it owns, and the existence of valid leases with respect to the real property that it leases;

     - the Company's valid ownership of the intellectual property rights that it uses in its business;

     - the validity of the Company's insurance policies;

     - the absence of any transactions with affiliates;

     - the vote of the Company's shareholders that is required to adopt the Merger Agreement;

     - the receipt by the Company of an opinion from RBC regarding the fairness to the Company's shareholders from a financial point of view of the consideration to be paid to the Company's shareholders in connection with the Offer and the Merger;

     - the Company's taking all necessary actions to prevent the Company's shareholder rights agreement from applying to the Merger Agreement, the Offer or the Merger (the Company amended its shareholder rights agreement on September 15, 2003 so that it does not apply to the Merger Agreement, the Offer or the Merger); and

     - the inapplicability of various Ohio anti-takeover statutes to the Merger Agreement, the Offer or the Merger.

     Representations and Warranties of Parent and Purchaser. Parent and Purchaser have made customary representations and warranties to the Company in the Merger Agreement. These representations and warranties relate to:

     - the organization and qualification of Parent and Purchaser;

     - the power and authority of Parent and Purchaser to enter into the Merger Agreement and complete the Offer and the Merger, and the validity, binding effect and enforceability of the Merger Agreement against them;

     - the absence of any conflict between Parent and Purchaser entering into the Merger Agreement or completing the Offer and the Merger and their governing documents, agreements or other obligations;

     - the consents and approvals of governmental authorities and other parties that are required in connection with the Merger Agreement, the Offer and the Merger;

     - the accuracy of the information contained in this Offer to Purchase and supplied by Parent and Purchaser for inclusion in the Schedule 14D-9;

     - the absence of any litigation or outstanding judgments against Parent or Purchaser that could have a material adverse effect on them or on their ability to complete the Offer and the Merger;

     - the capitalization of Purchaser; and

     - the receipt by Parent of binding written commitments from financial institutions to obtain the funds necessary to complete the Offer and the Merger and to pay certain other expenses.

     Covenants of the Company. During the period from the date of the Merger Agreement until the time that Shares are first accepted for payment pursuant to the Offer or the earlier termination of the Merger Agreement, except as expressly permitted by the Merger Agreement or to the extent that Parent otherwise consents in writing, the Company has agreed to:

     - conduct its business in the ordinary course consistent with past practice;

     - use commercially reasonably efforts to preserve intact its present business organization, reputation and relationships, keep available the services of its key officers and employees, and maintain its assets and properties; and

     - confer on a regular basis with Parent regarding its business and operations and matters relevant to the Merger.

     The Company has also agreed that during this period, except as expressly permitted by the Merger Agreement or to the extent that Parent otherwise consents in writing, the Company will not, nor will it permit its subsidiaries to, do any of the following:

     - amend the articles of incorporation or the code of regulations;

     - declare, set aside or pay any dividends on any of its capital shares;

     - split, combine or reclassify any of its capital shares or issue any securities in substitution for any of its capital shares;

     - adopt a plan of liquidation, merger, consolidation, restructuring or reorganization;

     - redeem, repurchase or otherwise acquire any capital shares;

     - issue, deliver or sell any capital shares or any securities convertible into capital shares;

     - acquire any business or any assets other than inventory or other assets to be used or sold in the ordinary course of the Company's business;

     - sell or lease any assets or properties other than sales of inventory in the ordinary course of business or sale of assets in the aggregate of less than $250,000;

     - make any tax election or settle or compromise any material income tax liability other than as required by law;

     - incur any indebtedness for borrowed money except pursuant to the existing credit facility;

     - enter into, amend or terminate any of the Company's employee benefit plans or agreements, pay any benefits not required by existing compensation arrangements, increase the compensation of any of the Company's directors or officers, or increase the compensation or benefit of any non-officer employee except for normal increases in the ordinary course of business;

     - enter into any contract or amend or modify any existing contracts, or enter into any new transaction with any affiliates outside of the ordinary course of business or not on an arms length basis;

     - make any capital expenditures for the opening of any new stores or the expansion or remodeling of any existing stores or any other material capital projects;

     - settle or compromise any litigation in excess of $100,000 in the aggregate, net of insurance coverage;

     - make any change in lines of business; or

     - enter into any contract, commitment or arrangement to do or engage in any of the forgoing.

     No Solicitation. The Merger Agreement provides that neither the Company nor its directors, officers, employees, or advisors, representatives or subsidiaries may, directly or indirectly:

     - initiate, solicit or encourage any inquiries or the making by any third party of any proposal (including any proposal or offer to the Company's shareholders) relating to an alternative acquisition proposal (which includes any merger, consolidation or other business combination involving the Company or any of its subsidiaries and any acquisition of a significant portion of the assets or securities of the Company or any of its subsidiaries);

     - engage in any negotiations or discussions with, or provide any confidential information to, any third party relating to an alternative acquisition proposal; or

     - grant any waiver or release under any confidentiality, standstill or similar agreement with respect to the Company's equity securities.

     However, the Company Board is not prohibited from furnishing information to (but only pursuant to a confidentiality agreement having terms and conditions that are no less favorable than the terms and conditions of the confidentiality agreement between Parent and the Company) or entering into discussions or negotiations with any third party who makes an unsolicited alternative acquisition proposal if a majority of the independent directors determines in good faith (after receiving advice from reputable outside counsel that there is a reasonable basis to conclude that the failure to take such action would result in a breach of the Company Board's fiduciary duties under applicable law), that the alternative acquisition proposal is or presents a reasonable likelihood of resulting in a proposal that provides greater value to the Company's shareholders, is reasonably likely to be completed and is supported by comparable financing.

     The Company Board is also not prohibited from taking and disclosing to its shareholders a position required under the federal securities laws with regard to an alternative acquisition proposal, or making any disclosure to its shareholders, if in the good faith judgment of a majority of the Company's disinterested directors (after receiving advice from reputable outside counsel to that effect) there is a reasonable basis to believe that such disclosure is required by law.

     The Company is required to promptly notify Parent if the Company receives any alternative acquisition proposal or any request for information relating to the Company by any third party that has made or is considering making an alternative acquisition proposal, and is required to keep Parent fully informed on a current basis of the status and details of any alternative acquisition proposal. The Company may not enter into any agreement or arrangement or make any recommendation to its shareholders (other than as required by law) with respect to any alternative acquisition proposal for one business day after delivery of notice to Parent of its intention to enter into such an agreement or arrangement with another party or to make such a recommendation to its shareholders. During such one day period, the Company must negotiate exclusively in good faith with Parent to make such adjustments in the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated by the Merger Agreement. Any such adjustments to the terms and conditions of the Merger Agreement are at the discretion of the parties.

     Employee Matters. Parent has agreed that following the completion of the Offer until December 31, 2003, it will maintain the Company's existing employee benefit plans (other than equity-based compensation plans) or maintain benefit plans that are substantially comparable, in the aggregate, to the Company's existing employee benefit plans. The benefit plans in which the Company's employees participate following the completion of the Offer will:

     - credit, for vesting and eligibility purposes only, all service performed for the Company prior to the completion of the Offer but not for benefit accrual (including minimum pension amount);

     - waive any pre-existing condition exclusions (other than pre-existing conditions that, as of the completion of the Offer, have not been satisfied); and

     - provide that any covered expenses incurred on or before the completion of the Offer during the plan year of the applicable benefit plan will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the completion of the Offer.

     In addition, the Merger Agreement provides for (a) an enhanced severance policy for Company employees by offering Parent's severance plan to any Company employee who is terminated following the transaction and whose benefits would be greater under the Parent's plan than the Company's plan, while retaining the Company's severance benefits for those higher paid employees who would receive greater benefits under the Company's plan and (b) a guaranteed bonus equal to the bonus received last year for Company employees provided that the Company's net operating profit for this fiscal year exceeds $18.7 million.

     Indemnification of Directors and Officers. Parent has agreed that it will, for a period of at least six years from the completion of the Offer, indemnify and hold harmless the Company's current and former directors and officers to the fullest extent permitted by law, in respect of acts or omissions occurring prior to or after the completion of the Offer. Parent has also agreed that the governing documents of the surviving corporation will, for a period of at least six years from the completion of the Offer, retain the indemnification and insurance provisions contained in the Company's existing articles of incorporation and code of regulations.

     Parent is also required to maintain, until the sixth anniversary of the completion of the Offer, the directors' and officers' liability insurance policies currently maintained by the Company, up to an annual cost of 200% of the Company's current annual premium.

     Expenses. Except as provided for in the below section entitled Expense Reimbursement and Termination Fees, the Merger Agreement provides that, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses. Parent agreed to pay the filing fee in connection with the filings required under the HSR Act. Parent agreed to pay, and has paid, to the Company $3 million to reimburse the Company for a portion of the amount paid by the Company to Wright Holdings, Inc. pursuant to the terminated merger agreement between the Company and Wright Holdings, Inc.

     Conditions to the Merger. The obligation of Parent and the Company to complete the Merger is subject to the satisfaction of the following conditions:

     - the adoption of the Merger Agreement by the holders of at least two-thirds of the Company's outstanding Shares if such vote is required by applicable law;

     - the termination or expiration of any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act");

     - the absence of any law or order of any governmental authority that prohibits the completion of the Merger; and

     - the purchase of Shares, validly tendered and not withdrawn, by Purchaser pursuant to the Offer. See "The Offer -- Section 15" for a description of the conditions to the Offer.

     Neither Parent nor Purchaser is permitted under the terms of the Merger Agreement to waive any of these conditions.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the completion of the Merger, whether before or after adoption of the Merger Agreement by the Company's shareholders:

     - by mutual written agreement of the Company, Parent and Purchaser duly authorized by action taken by or on behalf of their respective boards of directors (with, in the case of the Company following the date Shares are first accepted for payment by Purchaser pursuant to the Offer, the concurrence of the post-Offer independent directors);

     - by Parent upon written notice to the Company if an occurrence or circumstance (unless caused by Parent or Purchaser) has rendered the conditions to the Offer (see "The Offer -- Section 15") incapable of being satisfied, and (i) Purchaser shall have failed to commence the Offer in accordance with the terms of the Merger Agreement or (ii) the Offer shall have been terminated or shall have expired without Purchaser having purchased any Shares pursuant to the Offer;

     - by either Parent or the Company upon written notification to other if any court or other governmental or regulatory authority shall have issued a law or order making illegal or otherwise restricting, preventing or prohibiting the Offer or the Merger and any such order shall have become final and non-appealable;

     - by Parent upon written notification to the Company, prior to the purchase of the Shares pursuant to the Offer, if (i) Parent or Purchaser discover that there has been a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, which breach is not curable or which has not been cured within the earlier of 30 days following receipt by the Company of notice of such breach from Parent or October 31, 2003, (ii) the Company Board withdraws or modifies or qualifies in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Offer or the Merger or has approved, recommended or entered into any agreement with respect to any alternative proposal or failed to reconfirm its recommendation of the Merger Agreement, the Offer and the Merger within 10 business days following a reasonable written request for such reconfirmation by Parent or (iii) there has not been validly tendered and not withdrawn prior to the Expiration Date at least two-thirds of the Shares, on a fully diluted basis, and prior to October 31, 2003 a person shall have made or modified a written alternative proposal to the Company and not withdrawn such proposal;

     - by the Company upon written notification to Parent if (i) the Company discovers that there has been a material breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement, which breach is not curable or which has not been cured within the earlier of 30 days following receipt by Parent of notice of such breach from the Company or the October 31, 2003 or (ii) the Company Board receives an unsolicited bona fide alternative proposal and the Company Board determines in good faith (after receiving advice from reputable outside legal counsel on their fiduciary duties) that the alternative proposal is reasonably likely to result in a superior proposal and was not solicited by it; provided that the Company must pay to Parent the expense reimbursement fee and termination fee described below; or

     - by the Company if there is no material breach of any representation, warranty, covenant or agreement on the part of the Company that has not been cured and (i) Purchaser shall have failed to commence the Offer as required, (ii) the Offer has been terminated or has expired without Purchaser having purchased any Shares pursuant to the Offer or (iii) Purchaser shall have failed to pay for Shares pursuant to the Offer prior to October 31, 2003.

     If the Merger Agreement is terminated, then the Merger Agreement will become null and void and none of the Company, Parent or Purchaser will be obligated to complete the Merger.

     Expense Reimbursement and Termination Fees. If the Merger Agreement is terminated under any of the following circumstances, then the Company is required to pay to Parent an expense reimbursement fee, not to exceed $1.0 million, for all reasonable documented out-of-pocket fees and expenses incurred by Parent in connection with the Merger Agreement:

     - if an alternative proposal is publicly disclosed or proposed and Parent terminates the Merger Agreement because Purchaser has failed to commence the Offer or because at least two-thirds of the Shares were not validly tendered and not withdrawn prior to October 31, 2003;

     - if an alternative proposal is publicly disclosed or proposed and the Company terminates the Merger Agreement because Purchaser has failed to commence the Offer as required;

     - if Parent terminates the Merger Agreement because the Offer has been terminated or has expired without Purchaser having purchased any Shares pursuant to the Offer (assuming Parent and Purchaser were not in material breach of any of their representation, warranty, covenant or agreement that has not been cured);

     - if the Company terminates the Merger Agreement because either the Offer has been terminated or has expired without Purchaser having purchased any Shares pursuant to the Offer or Purchaser has failed to pay for the Shares pursuant to the Offer prior to October 31, 2003 (assuming Parent and Purchaser were not in material breach of any of their representations, warranties, covenants or agreements that has not been cured); or

     - if Parent terminates the Merger Agreement because it discovers that there has been a material breach of the Merger Agreement by the Company (other than a breach of the Company's "no solicitation" covenants or the Company's obligations with respect to approval of the Offer and filing of the Schedule 14D-9).

     Reimbursable fees and expenses include all fees and expenses payable to all banks, investment banking firms and other financial institutions and their respective agents and counsel for acting as financial advisor with respect to, or arranging or providing any financing for, the Merger.

     If the Merger Agreement is terminated for any reason other than because of a breach by Parent or Purchaser or as a consequence of the failure to satisfy the Financing Condition, then in addition to any other termination fee or expense reimbursement, the Company is required to repay to Parent the $3.0 million that was paid by Parent to the Company for use by the Company in paying to Wright Holdings, Inc. a portion of the termination fee and expense reimbursement fees payable in connection with the termination of the merger agreement with Wright Holdings, Inc.

     The Company is also required to pay Parent a termination fee of $2.0 million if all of the following shall occur:

     - an alternative proposal is publicly disclosed or proposed;

     - the Merger Agreement is terminated and the Company is obligated to pay to Parent the expense reimbursement fee under the circumstances described above; and

     - concurrently or within 12 months of termination, the Company enters into a definitive agreement with respect to an alternative proposal or does not recommend against an alternative proposal in the case of a tender offer.

     If Parent terminates the Merger Agreement due to the breach by the Company of the "no solicitation" covenants or the Company's obligations with respect to approval of the Offer and filing of the Schedule 14D-9 as set forth in the Merger Agreement, the Company is required to pay Parent the expense reimbursement and if, within 12 months of such termination, the Company announces or enters into an alternative acquisition proposal, the Company must pay Parent the termination fee.

     If the Merger Agreement is terminated (a) by the Company to pursue an alternative acquisition proposal or (b) by Parent if the Board of Directors of the Company withdraws or modifies or qualifies in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Offer or the Merger, or approves, recommends or enters into any agreement with respect to any other alternative proposal or fails to reconfirm its recommendation of the Merger Agreement, the Offer and the Merger within ten (10) business days following a reasonable written request for such reconfirmation by Parent, then the Company is required to pay Parent the expense reimbursement fee plus the termination fee.

     Amendments. The Merger Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the Company (with, in the case of the Company following the date Shares are first accepted for payment by Purchaser pursuant to the Offer, the concurrence of the post-Offer independent directors), Parent and Purchaser at any time prior to the Effective Time, whether prior to or after the approval of the Company shareholders of the Merger shall have been obtained, but after such adoption and approval only to the extent permitted by applicable law.

     14. Dividends and Distributions. As discussed in "The Offer -- Section 13," the Merger Agreement provides that from the date of the Merger Agreement until the date Shares are first accepted for payment by Purchaser pursuant to the Offer or the earlier termination of the Merger Agreement, without the prior written consent of Parent, the Company may not (i) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital shares, or (ii) split, combine, reclassify or take similar action with respect to any of the Company's capital shares or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its capital shares.

     15. Conditions of the Offer. Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares tendered pursuant to the Offer, and, except as set forth in the Merger Agreement, may extend, terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Financing Condition, the Control Bid Condition or the HSR Condition shall not have been satisfied, or if, at any time on or after the date of commencement of the Offer, and before the time of payment for such Shares pursuant to the Offer (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

          (i) there shall be a judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or governmental authority or regulatory authority of competent jurisdiction, which remains in effect, (a) restraining or prohibiting or seeking to restrain or prohibit the making or consummation of the Offer or the Merger or (b) restraining or prohibiting or seeking to restrain or prohibit the performance of the Merger Agreement; (c) imposing or seeking to impose any material limitations on the ability of Parent or its affiliates, including Purchaser, to combine and operate the business and assets of the Company and its subsidiaries, or requiring or seeking to require divestiture by Parent of any significant portion of the business, assets or property of the Company or of Parent; (d) imposing or seeking to impose any material limitations on the ability of Parent or any affiliate of Parent, including Purchaser, to acquire or hold or to exercise full rights of ownership of any securities of the Company, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders, or (e) imposing or seeking to impose other material sanctions, damages, or liabilities directly arising out of the Offer or the Merger on Parent or any of its officers or directors; or

          (ii) all consents, approvals and actions of, filings with and notices to any governmental or regulatory authority or any other public or private third parties required of Parent, the Company or any of their subsidiaries to consummate the Offer and the Merger, the failure of which to be obtained or taken would reasonably be expected to have a material adverse effect on Parent and its subsidiaries or the surviving corporation in the Merger and its subsidiaries, in each case taken as a whole, or on the ability of Parent or the Company to consummate the Offer and the Merger shall not have been obtained or taken, all in form and substance reasonably satisfactory to Parent; or

          (iii) the representations and warranties made by the Company in the Merger Agreement are not true and correct in all material respects as of the date of consummation of the Offer or, in the case of representations and warranties made as of a specified date earlier than such date, on and as of such earlier date, except as affected by the transactions contemplated by the Merger Agreement; or

          (iv) the Company shall have failed to perform and comply, in all material respects, with each agreement, covenant and obligation required by the Merger Agreement to be so performed or complied with by the Company on or prior to the consummation of the Offer; or

          (v) the Merger Agreement shall have been terminated in accordance with its terms; or

          (vi) any actions required to be taken by the Company pursuant to the Merger Agreement prior to the consummation of the Offer in connection with the Offer or the Merger or any documents incident thereto shall fail to be reasonably satisfactory in form and substance to Parent, or Parent shall not have received copies of all such documents and other evidences as Parent may reasonably request in order to establish the taking of all such actions; or

          (vii) the Rights shall have become exercisable or transferable apart from the associated shares of Company common stock or the Company shall not have taken all necessary actions so that (1) the Rights Agreement will not be applicable to the Offer, the Merger and the Merger Agreement and (2) a Distribution Date, a Triggering Event or a Share Acquisition Date (as such terms are defined in the Rights Agreement) does not occur, in the case of clause (1) and (2), by reason of the execution of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; or

          (viii) the Company Board or any committee thereof shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, or shall have recommended to the Company's shareholders any alternative proposal or shall have adopted any resolution to effect any of the foregoing that, in the sole judgment of Purchaser in any such case, and regardless of the circumstances (including any action or omission by Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance or payment.

     The foregoing conditions are for the sole benefit of Parent, Purchaser and their affiliates and may be asserted by us or Parent in our reasonable discretion in whole or in part at any time or from time to time before the Expiration Date or, with respect to the HSR Condition, before payment for any Shares pursuant to the Offer. Subject to the provisions of the Merger Agreement, we expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right that may be asserted at any time or from time to time.

     16.  Certain Legal Matters; Regulatory Approvals.

     General. Based on our examination of publicly available information filed by the Company with the SEC, other publicly available information concerning the Company and the representations and warranties of the Company set forth in the Merger Agreement, we are not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under "State Takeover Statutes," such approval or other action will be sought. Except as described under "Antitrust," there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in "The Offer -- Section 15."

     State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, including the discussion of the requirements of the Ohio Control Bid Law, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and the Company, and, except for the Ohio Control Bid Law, we have not complied with any such laws. Purchaser has filed the information required under the Ohio Control Bid Law with the Ohio Division of Securities and delivered a copy of such filing to the Company. If the Ohio Control Bid Law applies to the Company and the Ohio Division of Securities suspends the Offer in Ohio, Purchaser may be unable to accept for payment or pay for Shares tendered by Ohio residents or may be prevented from or delayed in consummating the Offer. See "The Offer -- Section 12."

     In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc.
v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     If any government official or third party seeks to apply any state takeover law to the Offer or the Merger between us or any of our affiliates and the Company, or if the Ohio Division of Securities takes any action under the Ohio Control Bid Law to suspend the Offer, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws. However, if it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See "The Offer -- Section 15."

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, we filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on September 22, 2003. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, on Tuesday, October 7, 2003. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, 10 days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order.

     Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See "The Offer -- Section 15." Subject to certain circumstances described in "The Offer -- Section 4," any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. Private parties and individual states may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See "The
Offer -- Section 15" for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

     Other. The Merger must comply with applicable U.S. federal law. In particular, unless the Shares are deregistered under the Exchange Act prior to the Merger, if the Merger is consummated more than one year after termination of the Offer or did not provide for shareholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction be filed with the SEC and distributed to such shareholders prior to consummation of the transaction.

     17. Fees and Expenses. Lazard Freres & Co. LLC is acting as our financial advisor and is acting as Dealer Manager in connection with the Offer and will receive customary fees in connection with this engagement. We have agreed to reimburse Lazard Freres & Co. LLC for out-of-pocket expenses incurred in connection with the Offer and to indemnify Lazard Freres & Co. LLC against certain liabilities, including certain liabilities under the U.S. federal securities laws.

     We have retained Innisfree M&A Incorporated to act as the Information Agent and American Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

     We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

     18. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     We have filed with the SEC the Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in "The Offer -- Section 8."

                                          ELDER ACQUISITION CORP.

September 23, 2003

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

                   DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

     The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. The business address of each director and officer is care of The Bon-Ton Stores, Inc., 2801 East Market Street, York, Pennsylvania 17402. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. None of the directors and officers of Parent listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Unless otherwise noted, all directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

                                         CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                          AGE                      EMPLOYMENT HISTORY
----                          ---   --------------------------------------------------------
Robert B. Bank*.............  56    President of Robert B. Bank Advisory Services, a private
                                    capital investment and consulting firm in Owings Mills,
                                    Maryland, since 1990. Mr. Bank is also a director of
                                    Nautica Enterprises, Inc., an apparel marketer.
Philip M. Browne*...........  43    Senior Vice President and Chief Financial Officer of
                                    Advanta Corp., Spring House, Pennsylvania, one of the
                                    nation's largest providers of business credit cards to
                                    small businesses, since June 1998. Prior to that, Mr.
                                    Browne was a partner at Arthur Andersen LLP, where he
                                    was employed for more than 15 years. Mr. Browne is a
                                    director and a member of the audit committee of AF&L
                                    Insurance Company, a privately held long-term care and
                                    home health care insurance company.
Shirley A. Dawe*............  57    President of Shirley Dawe Associates, Inc., a Toronto,
                                    Ontario based consumer goods marketing and merchandising
                                    consulting group, since 1986. Prior to such time, she
                                    held progressively senior merchandising positions with
                                    the Hudson's Bay Company, a Canadian national department
                                    store chain, for over 15 years. Ms. Dawe is a director
                                    of OshKosh B'Gosh, Inc., a children's apparel
                                    manufacturer; the National Bank of Canada; and Henry
                                    Birks & Sons, Inc., a Canadian fine jewelry retailer.
                                    Ms. Dawe is a citizen of Canada.
Marsha M. Everton*..........  51    President and Chief Executive Officer of The Pfaltzgraff
                                    Co., a casual dinnerware manufacturer in York,
                                    Pennsylvania, since January 2002. Ms. Everton was Vice
                                    President of The Pfaltzgraff Co. for more than ten years
                                    prior, responsible during this period for various
                                    departments including stores and direct marketing,
                                    corporate development and market planning and
                                    administration.
Michael L. Gleim*...........  60    Vice Chairman and Chief Operating Officer of Parent from
                                    December 1995 to February 2002. From 1991 to December
                                    1995 he was Senior Executive Vice President and from
                                    1989 to 1991 he was Executive Vice President of Parent.
Tim Grumbacher*.............  63    Chairman of the Board of Parent since August 1991, and
                                    Chief Executive Officer since June 2000. From 1977 to
                                    1989 he was President and from 1985 to 1995 he was Chief
                                    Executive Officer of Parent.

                                         CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                          AGE                      EMPLOYMENT HISTORY
----                          ---   --------------------------------------------------------
Robert E. Salerno*..........  56    Chief Operating Officer of Kieselstein-Cord
                                    International, New York, a luxury accessories wholesaler
                                    and retailer, since December 2002. Vice President and
                                    Chief Operating Officer of Circline.Com, an internet
                                    based broker of fine arts and antiques based in New
                                    York, from November 2001 to December 2002. From October
                                    1999 to August 2001, Mr. Salerno was Chief Executive
                                    Officer of Bluefish Clothing, an apparel marketer in
                                    Frenchtown, New Jersey. From June 1996 to February 1999,
                                    he was Senior Vice President of Bergdorf Goodman,
                                    responsible for all operational, financial and
                                    administrative functions.
Robert C. Siegel*...........  66    Chairman of Lacoste U.S.A., an apparel company based in
                                    New York, New York, since January 1, 2002. From December
                                    1998 to December 2001, he was a consultant to the
                                    apparel and footwear industry. From December 1993 to
                                    December 1998, he was Chairman and Chief Executive
                                    Officer of The Stride Rite Corporation, a shoe
                                    manufacturer and retailer based in Lexington,
                                    Massachusetts. Mr. Siegel is also director of OshKosh
                                    B'Gosh, Inc., a children's apparel manufacturer.
Leon D. Starr*..............  85    Management consultant to department and specialty stores
                                    since 1984. Prior to such time, he held various
                                    positions with Allied Stores Corporation, a national
                                    operator of department stores, for over 35 years.
Thomas W. Wolf*.............  54    President of the Wolf Organization, Inc., a building
                                    materials manufacturer and distributor based in York,
                                    Pennsylvania, since 1985. He is also a director of Irex
                                    Corporation, a national building contractor.
James H. Baireuther.........  57    Vice Chairman, Chief Administrative Officer and Chief
                                    Financial Officer since September 2001. From February
                                    2000 to September 2001, he was Executive Vice
                                    President -- Chief Financial Officer, and for more than
                                    two years prior to that time he was Senior Vice
                                    President -- Chief Financial Officer.
Joseph C. Culver............  55    Senior Vice President -- Human Resources since September
                                    2003. For more than five years prior to that time, Mr.
                                    Culver was Vice President -- Human Resources.
Lynn C. Derry...............  48    Senior Vice President -- General Merchandise Manager
                                    since February 2001. For more than three years prior to
                                    that time, Ms. Derry was a Divisional Merchandise
                                    Manager for Parent.
John S. Farrell.............  57    Senior Vice President -- Stores since June 2000. For
                                    more than three years prior to that time, Mr. Farrell
                                    was Vice President -- Stores.
Robert A. Geisenberger......  43    Senior Vice President -- General Merchandise Manager
                                    since July 2000. For more than three years prior to that
                                    time, Mr. Geisenberger was a Divisional Merchandise
                                    Manager for Parent.
William T. Harmon...........  48    Senior Vice President -- Marketing, Planning and
                                    Allocation since April 2002 For more than three years
                                    prior to that time, he was Senior Vice
                                    President -- Sales Promotion, Marketing and Strategic
                                    Planning in June 1997.
Patrick J. McIntyre.........  59    Senior Vice President -- Chief Information Officer since
                                    June 1997.

                                         CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                          AGE                      EMPLOYMENT HISTORY
----                          ---   --------------------------------------------------------
Keith E. Plowman............  45    Senior Vice President -- Finance and Principal
                                    Accounting Officer since June 2003. From September 2001
                                    until June 2003 he was Senior Vice President -- Finance.
                                    From May 1999 to September 2001, he was Vice
                                    President -- Controller, and from August 1997 to May
                                    1999 he was Divisional Vice President -- Controller of
                                    Parent.
Ryan J. Sattler.............  59    Senior Vice President -- Operations, Corporate
                                    Communications and Community Services since September
                                    2003. From September 2001 to September 2003, Mr. Sattler
                                    was Senior Vice President -- Human Resources, and from
                                    June 2000 to September 2001, he was Senior Vice
                                    President -- Human Resources and Operations. For more
                                    than three years prior to that time, Mr. Sattler was
                                    Senior Vice President -- Operations.
Frank Tworecke..............  56    President and Chief Operating Officer since March 2003.
                                    He joined Parent in November 1999 as Vice Chairman and
                                    Chief Merchandising Officer. From January 1996 until
                                    November 1999, he was with Jos. A. Bank Clothiers,
                                    serving as President from February 1997 until November
                                    1999.

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

     The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. The business address of each director and officer is care of The Bon-Ton Stores, Inc., 2801 East Market Street, York, Pennsylvania 17402. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. None of the directors and officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

                                                  CURRENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                        AGE             AND EMPLOYMENT HISTORY
----                                        ---   ------------------------------------------
Tim Grumbacher*...........................  63    Chairman of the Board of Parent since
                                                  August 1991, and Chief Executive Officer
                                                  since June 2000. From 1977 to 1989 he was
                                                  President and from 1985 to 1995 he was
                                                  Chief Executive Officer of Parent.
Frank Tworecke*...........................  56    President and Chief Operating Officer
                                                  since March 2003. He joined Parent in
                                                  November 1999 as Vice Chairman and Chief
                                                  Merchandising Officer. From January 1996
                                                  until November 1999, he was with Jos. A.
                                                  Bank Clothiers, serving as President from
                                                  February 1997 until November 1999.
James H. Baireuther*......................  57    Vice Chairman, Chief Administrative
                                                  Officer and Chief Financial Officer since
                                                  September 2001. From February 2000 to
                                                  September 2001, he was Executive Vice
                                                  President -- Chief Financial Officer, and
                                                  for more than two years prior to that time
                                                  he was Senior Vice President -- Chief
                                                  Financial Officer.
Robert E. Stern...........................  59    Vice President -- General Counsel since
                                                  June 1997.

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:
                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

          By Mail:                 By Overnight Courier:                By Hand:
       59 Maiden Lane                 59 Maiden Lane            59 Maiden Lane -- Ground
  New York, New York 10038       New York, New York 10038                 Level
  Attention: Reorganization      Attention: Reorganization      New York, New York 10038
          Department                    Department

                                 By Facsimile:

                                 (718) 234-5001

                        Confirm Facsimile Transmission:

                              (By Telephone Only)
                           Toll Free: (877) 248-6417

     If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                [INISFREE LOGO]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                  Shareholders Call Toll-Free: (888) 750-5834
             Banks and Brokerage Firms Call Collect: (212) 750-5833

                      The Dealer Manager for the Offer is:

                                 [LAZARD LOGO]

                              30 Rockefeller Plaza
                            New York, New York 10020
                          Call Collect: (212) 632-6717